
RECD S.E.C.
MAR 2 7 2002


02026130

JUST THINK...




PROCESSED
APR 0 3 2002
THOMSON
FINANCIAL


JUST THINK

Just think... Of how much money companies could save. Of how much more efficient they could be. Of how well they'd be able to serve their customers... if they managed information and processes more effectively.

In its 90 years in business, Standard Register has thought about it a lot. As a company that has continually renewed itself through technological advancement and innovative solutions, Standard Register has put that thought into action to help customers improve their results.

This annual report illustrates a few examples of the power of information today and the role Standard Register plays in leveraging it.

With so many businesses striving to be their best, just think of the opportunity that poses for Standard Register.... *We are!*


SR
LISTED
NYSE

STANDARD REGISTER IS AN INFORMATION SOLUTIONS COMPANY THAT HELPS BUSINESSES MAKE THE MOST OF THEIR INFORMATION.

Standard Register is focused on understanding and meeting customers' unique challenges with complete solutions ranging from electronic and paper-based business communications to compliance and bar-code labeling to document-management systems and integration services to workflow consulting.

Founded in 1912 and headquartered in Dayton, Ohio, Standard Register employs approximately 6,000 people throughout the United States and serves companies in more than 40 countries through a network of international associates.

Serving industries including healthcare, financial services, and manufacturing, its clients include 18 of the top 25 healthcare integrated delivery networks and 20 of the top 25 banks in the United States.

FROM LAST YEAR'S ANNUAL REPORT:

The first year of the new century brought a loud wake-up call for Standard Register.... It became clear that incremental change would not rectify the situation; dramatic action would be required....

2001 will be a year of transition ... as we complete our restructuring actions and change organizational models. Once complete, the Renewal Plan will deliver a revitalized company with increased value based on improved performance and growth. We believe the plan is well-defined, logical and compelling....

ONE YEAR LATER:

The company's 2001 fourth quarter represented its first period of operation following the completion of nine months of restructuring. The transformation is highlighted below with a comparison to the 2000 fourth quarter, which represented the last quarter completed prior to the restructuring.

FINANCIAL HIGHLIGHTS

(Dollars in millions, except per share amounts)	FOURTH QUARTER 2001	Fourth Quarter 2000	*Percent Increase (Decrease)*
OPERATING PERFORMANCE			
Revenue (1)	**$ 286**	$ 351	*(19%)*
Before Restructuring & Other Non-Operating Adjustments (2)			
Net Income	**$ 14**	$ 9	56%
Earnings Per Diluted Share	**$ 0.51**	$ 0.32	59%
Annualized Return on Equity	**13%**	7%	
Including Restructuring & Other Non-Operating Adjustments (2)			
Net Income (Loss)	**$ 11**	$ (46)	
Earnings (Loss) Per Diluted Share	**$ 0.41**	$(1.67)	
FINANCIAL CONDITION			
Net Assets Invested (3)	**$ 454**	$ 641	*(29%)*
Net Asset Turnover	**2.52x**	2.19x	15%
Total Debt	**$ 203**	$ 204	0%
Cash & Short-Term Investments	**$ 164**	$ 57	188%
Net Debt (4): Total Capital	**9%**	23%	
SHAREHOLDER DATA			
Ending Shares Outstanding (Millions)	**27.6**	27.6	0%
Ending Stock Price	**$ 18.53**	$14.25	30%
Quarterly Dividend Paid Per Share	**$ 0.23**	$ 0.23	0%
Annualized Dividend Yield	**5.0%**	6.5%	

← *The revenue decline reflects the elimination of low-margin business, in line with the restructuring plan.*

← *Standard Register emerged from restructuring a more focused and more profitable company.*

← *The company's financial condition remains strong.*

(1) The company has reclassified shipping and handling revenue and cost in accordance with EITF 00-10. This resulted in an increase in revenue and cost of sales; thus, the reclassification had no impact on reported net income.

(2) Restructuring expense was $4 million and $3 million after tax for the 4th quarter of 2000 and 4th quarter of 2001, respectively. In addtion, charges in the 4th quarter of 2000 for asset impairment and current asset write-offs were $51 million after tax.

(3) Total assets, less cash and short-term investments, less operating (non-debt) liabilities.

(4) Total debt less cash and short-term investments.

LETTERS TO SHAREHOLDERS

DEAR SHAREHOLDERS:

The Board of Directors is pleased to report the company completed its restructuring and reorganization during 2001 and ended the year more focused with a significantly more profitable operation. Also, during 2001 the company strengthened its management team with the addition of world-class executives having broad business experience.

With our management team now in place, we look forward with confidence to the next phase of our company's renewal. This will be the execution of our strategic plan for the enhancement of shareholder value for the long term.

Thank you for your support.

PAUL H. GRANZOW
Chairman of the Board
Standard Register



DENNIS L. REDIKER
President & Chief Executive Officer

PETER A. DORSMAN
Chief Operating Officer

DEAR SHAREHOLDERS:

2001 was a year of change and renewal at Standard Register. With a drive to deliver superior long-term value to shareholders, customers and associates, we took action to reshape and reenergize the company. The actions included

- *Portfolio management.* We trimmed our customer base and discontinued operations and products that weren't aligned with our profit goals or strategic direction.
- *Reorganization.* We recast the company into four strategic business units and brought in world-class talent in leadership roles to help us take a fresh look at the business, at market trends and at the opportunities before us. These entrepreneurial business units are focusing their energy on where we can add significant value for customers through information solutions, particularly in fast-growing markets.
- *Performance.* We launched major initiatives to help us achieve operational excellence and build an infrastructure for sustained growth.

Through this strategic journey, we re-affirmed what makes Standard Register so special. It's our people and our expertise in workflow and technology that our company has gained serving the top businesses in industry. And it's our innovative solutions that help companies improve their results by improving their productivity, security and customer relationships.

Our people did a truly outstanding job in 2001, delivering strong financial performance while dealing with the many changes associated with our Renewal Plan. With nearly 6,000 Standard Register associates stepping up to the challenges, we completed our plan on time, we surpassed our targets and we established a strong new base for future growth.

FINANCIAL PERFORMANCE

In the first nine months of 2001 we restructured and reorganized the company, eliminating about $250 million in low-margin or nonstrategic business and lowering costs by reducing our manufacturing capacity and our workforce by approximately 30 percent. Our goal was to emerge as a more focused and more profitable company. We targeted $125 million in annual cost savings from the restructuring and net income of $0.45 per share in the 2001 fourth quarter, excluding restructuring expenses.

We are pleased to report that while the targets we established were challenging, we exceeded them.

> **"We did what we set out to do in 2001. We created a more focused and more profitable company."**

We achieved net income of $14 million or $0.51 per diluted share in the fourth quarter, excluding restructuring expenses. This represents a 56-percent increase over 2000 fourth-quarter net income of $9 million, or $0.32 per diluted share, before restructuring and asset-impairment charges. Contributing to our robust earnings were solid revenue in the quarter, cost savings as a result of restructuring, and receipt of a nonrecurring vendor payment equivalent to about $0.04 per share related to past purchases. Excluding this vendor payment, $13 million or $0.47 per share represents the fourth-quarter baseline net income, which is up 47 percent over the 2000 fourth quarter.

Revenue in the 2001 fourth quarter was $286 million, down from the $351 million in the 2000 fourth quarter due to our efforts to eliminate unprofitable business in 2001.

The first nine months of 2001 were highly transitional for Standard Register, with us exiting about 20 percent of our business and undergoing significant disruption and expense due to restructuring. The 2001 fourth quarter reflects the new company, post-restructuring. On a seasonally adjusted basis, the 2001 fourth-quarter operating performance translates into an annualized run rate of approximately $1.1 billion in revenue and $1.75 earnings per diluted share. This is the baseline of performance that we will be measuring ourselves against going forward.



We are excited by the tremendous opportunities that lie ahead for Standard Register in helping companies improve their business results by leveraging their information.

The results for the fourth quarter – a 47-percent increase in net operating profit on 19-percent less revenue – show we did what we set out to do in 2001. We created a more focused and more profitable company.

Now our quest is for growth and operational excellence to drive double-digit growth in earnings for the long term.

2001 Revenue by Industry

- Healthcare
- Financial
- Manufacturing
- Business Services
- Transportation & Communications
- Other



We serve industries including healthcare, financial services and manufacturing with our information solutions. Our customers include 18 of the top 25 healthcare integrated delivery networks and 20 of the top 25 banks in the United States. Targeting fast-growing market niches within key industries, we look for our top-line growth to accelerate.

REVENUE GROWTH

There are significant growth opportunities before us. Our strategic business units – Document Management, Label Solutions, Fulfillment Services and SMARTworks.com – all are targeting fast-growing markets as well as doing more with current customers. As a result, we expect our growth rates to accelerate from mid-single-digit growth in 2002 to more robust revenue growth in future years as more of our business relates to growth markets. Examples of market segments growing at double-digit rates include document outsourcing, print on demand, digital color, document-technology services, automatic identification and data collection (bar-code labeling), and e-procurement software.

International growth opportunities are also solid as more companies worldwide strive to enhance productivity and security. We currently reach 41 countries through partner companies in our Global Print Network™; we will be further expanding our international efforts through additional business licensing, professional services, and patent and solutions sales.

"Now our quest is for growth and operational excellence to drive double-digit growth in earnings for the long term."

The company also has upside growth potential through acquisitions. With the strength of our balance sheet – having net debt (long-term debt less cash) at 9 percent of total capital in December 2001 – we have ample financial resources for acquisitions as well as investments in the existing business. Each of our units is actively looking for acquisition candidates. We seek companies with the technology, talent, and/or channels that would accelerate the execution of our strategies, helping us deliver superior value to customers and shareholders.

PROFITABILITY

We are also striving for operational excellence.

We have significant efforts underway to improve our processes, productivity and service to help us achieve customer loyalty and increased profitability.

In July 2001 we kicked off Six Sigma, a methodology for process improvement as well as a measure of quality. By the end of 2001, 58 Six Sigma projects were underway with objectives ranging from increasing production throughput to reducing address errors on overnight shipments. We are significantly expanding our Six Sigma efforts in 2002, expecting dramatic improvements in service, customer loyalty and cost savings in the future.

Also in 2001, we launched Customer Relationship Management systems to improve sales productivity by automating repetitive and administrative tasks, reducing selling costs and enhancing account management and forecast accuracy. We'll be expanding on this in the future, investing in strategic marketing tools to help in our one-to-one marketing and e-business efforts.

Another aspect of our drive for superior performance includes attracting, retaining and leveraging the best talent, and ensuring our people are fully engaged in taking the company forward. Through knowledge management, learning and development programs and other initiatives, we are on the move to be a Great Company that's a Great Place to Work.

We believe that these efforts, and others in 2002, will strengthen Standard Register's competitive advantage and financial performance. As a result, we target double-digit earnings growth for 2002 and beyond.

SUMMARY

Throughout Standard Register's 90-year history, the company has continually renewed itself to leverage technology and adapt to changing customer needs. 2001 was the beginning of a new era of renewal for the company.

We have a strong foundation of solutions, expertise and customer relationships, which we are bolstering through additional investments in talent and technology. We're excited by the tremendous opportunities that lie ahead for Standard Register and our people in helping companies improve their business results by leveraging their information. And, with our efforts in operational excellence, we are optimistic about the company's potential to deliver superior long-term growth, profitability and shareholder value.

Thank you for your continued support.



DENNIS L. REDIKER
President & Chief Executive Officer



PETER A. DORSMAN
Chief Operating Officer


SIX SIGMA

The Six Sigma process-improvement methodology will help us in our ongoing drive for operational excellence while offering customers the best solutions in the industry. In 2002, we will expand the Six Sigma team beyond the first wave of 50 practitioners to 160; and we will train about 15 percent of the company to support the effort. Six Sigma will increasingly influence how we operate as a company. Members of the Six Sigma team include (first row, from left) Victor Moses, Susan Kraus, (second row, from left) Mike Maurmeier, Joe Goldwasser, Bonnie Poehnert, Ces Navera, Cindy Lee, Doris Shepherd, Joe Riccardella, and Ajay Jindal.

Frequently asked QUESTIONS



WITH 2001 A YEAR OF RENEWAL, WHAT'S DIFFERENT NOW AT STANDARD REGISTER?

 We're different because we have

- New leadership with a much broader view of business and diverse experience from businesses ranging from consulting firms to high-tech companies.

- Greater perspective of the significant potential value we can provide to customers by leveraging their information to improve their productivity and competitiveness.

- A focus on intellectual assets. Passionate that our people create unique value for our customers, we are upgrading capabilities while creating a culture of empowerment and entrepreneurship.

- The drive to create new levels of productivity and capabilities for our customers and ourselves through operational excellence and digital technology.



WHAT ARE THE COMPANY'S FINANCIAL GOALS?

 For 2002, excluding acquisitions, we are targeting mid-single-digit growth in revenues over the 2001 baseline revenue performance of $1.1 billion. Acquisitions provide us upside potential. We believe our growth will accelerate in future years due to our focus on faster-growing markets.

We strive for double-digit earnings increases due to our efforts in portfolio management and operational excellence.



WHAT ARE YOUR GROWTH STRATEGIES?

 Our strategies for growth include

- Targeting fast-growing market niches such as document-technology services, e-procurement software, print on demand, digital color, business communication services, and automatic identification and data collection – areas that are growing at double-digit rates. Broader industries we serve include healthcare, finance, insurance, manufacturing, and transportation.

- Expanding business with current customers. We find that many of our clients don't yet take full advantage of our complete solutions within or across all of our businesses. With companies' increasing focus on security and productivity, we have significant opportunity to grow within our client base. We have major efforts underway to build on our value proposition and increase customer loyalty.

- Continuously innovating with products and services that address changing technologies and customer needs. Whether clients need a special identification offering to address their security



Dennis L. Rediker
President & CEO

Peter A. Dorsman
Chief Operating Officer



Craig J. Brown
Treasurer and CFO



Mark E. Little
President – Document Management



Jeff P. Kenny
President – Label Solutions

Jeffrey R. Relick
President – Fulfillment Services

Joe P. Morgan
President – SMARTworks.com, Inc.

needs or they want services that help them move from a paper to a digital infrastructure, we will be there with the right solutions.

• Expanding internationally. We will also continue to expand our international efforts, building upon the alliances and licensing agreements we have around the world. Currently we have international representation in 41 countries – from Brazil to Germany to Singapore.



WHAT ARE YOUR ACQUISITION TARGETS?



We're interested in companies that will bolster our technology and capabilities as well as companies that will extend our reach through additional channels or customer sets. We see acquisitions as a way to accelerate the execution of our strategies. With strong cash reserves, a healthy balance sheet, and leaders committed to business development, we have the resources to make it happen.



DESCRIBE YOUR OPERATIONAL EXCELLENCE INITIATIVES.



Our focus on operational excellence is to deliver the highest value possible to customers, shareholders and associates.

• Through Six Sigma projects, supply-chain optimization, e-business and other efforts, we are streamlining processes, improving quality, reducing turnaround time and improving customer satisfaction.

• To ensure our people are equipped with the knowledge and systems to make it happen, we have expanded learning and development efforts associated with process-improvement techniques, strategic marketing and customer relationship management.

• We also are bolstering our information systems, including sales force automation and knowledge management, to support collaboration and enable us to better leverage the intellectual assets within our organization as well as with our customers and partners.

• We are intent on being a Great Place to Work, where we attract and retain the best talent and where our associates are fully engaged, making an impact every day.



WHAT ARE THE DRIVERS OF YOUR SUCCESS?



Business trends highlight companies' increasing drive to improve productivity and security, strengthen customer loyalty, and optimize supply chains.

Standard Register is uniquely positioned to partner with companies in these efforts. We have significant expertise and solutions in workflow, security, and systems built over decades of serving the top companies in healthcare, finance, insurance, manufacturing and other industries. And we will be building on our strong foundation through deepening customer knowledge and significant investments in people, innovation and continuous technological advancement. We believe our prospects have never been brighter.











Bob J. Crescenzi
Vice President – Six Sigma

Laurie A. Spiegelberg
Vice President – Corporate Communications

Doug Patterson
Chief Information Officer

Donna L. Beladi
Vice President – Business Development

Jay Romans
Senior Vice President – Human Resources

Kathryn A. Lamme
Secretary and Deputy General Counsel

Food for *Thought



With the rapid pace of change, managing information and processes is a challenge for any organization. It's also an opportunity – for improved productivity, customer satisfaction and competitive advantage. Standard Register helps firms improve their results by leveraging the power of information.

INFORMATION SOLUTIONS SUPPORT QUALITY OF CARE

Doctors, nurses and other medical personnel entered their fields for one main reason – to help people. Unfortunately, system problems, extended shifts and burdensome paperwork are having the opposite effect in hospitals – medical errors. And some of them are deadly. In fact, a 1999 study by the National Academy of Sciences' Institute of Medicine found that between 44,000 and 98,000 Americans die each year ***not*** from the medical conditions they check into hospitals with, but from preventable medical errors.

JUST THINK...

Medical errors are the...

8th

...leading cause of death for Americans, more than motor-vehicle accidents, breast cancer or AIDS.
(Institute of Medicine, 1999)

Excessive paperwork and procedures that vary among departments or facilities can prevent healthcare professionals from delivering quality care. And it can start from the moment a patient is admitted to the facility. Inaccurate documentation at any step during a patient's hospital stay can trigger a dangerous chain of events.

Standard Register provides solutions that help hospitals and other acute care facilities better manage their paperwork and processes to improve productivity and accuracy.

We've incorporated bar-code technology on forms, labels and hospital wristbands to allow for positive patient identification. Integrity of data and ease of use are evident in our patented form/label combinations that allow patient wristbands and specimen labels to be printed on one form. And our software solutions simplify the processes behind documenting every aspect of a patient's hospital

COMPANY MILESTONES

1912

Standard Register Company is founded in Dayton, Ohio. Its autographic register revolutionizes the way companies process bills, receipts, and other forms. The system allows eight copies to be made from one writing, using pins to move punched paper through the machine.



1932

Automation of office equipment advances with Standard Register's Registrator Platen, which applies the pin-feed principle to document-handling systems beyond registers.


McDONALD, BABY
0113501
9628900025
McDONALD, SUZANNE
0113501

Standard Register labels, forms, wristbands and software incorporating bar-code technology help hospitals positively match patients with lab specimens, billable procedures and prescriptions.

JUST THINK...

For every hour of patient care, doctors spend an additional...

30 to 60

...minutes on paperwork.

(American Hospital Association, 2001)

stay, from name, vital statistics and billing information to diagnosis, prescriptions and procedures completed. Our network solution allows that information to be routed electronically throughout a hospital system to ensure the integrity of patient data is maintained while eliminating the need to re-enter data multiple times.

Information solutions such as these enhance productivity and accuracy. For example, a five-year study at two Veterans Affairs hospitals in Kansas found the hospitals reduced their medication error rate by 70 percent by using bar coding to match patients, medications and the professionals administering drugs.

Where quality of care matters most, just think of the implications of information.

Keeping Track

Warehouses and distribution centers deal with thousands of products and shipments every day. This high volume results in potential for errors, which cost time and money.

Standard Register distribution labeling solutions allow companies to combine printers, scanners, software and label applicators with their existing information management systems. These components help eliminate bottlenecks in warehouses while reducing errors and delivering consistent product appearance. Bar-code technology ties it all together by providing automatic product identification that allows inventory to be tracked as it moves throughout the facility.

When it comes to moving packages, it pays to have a system that delivers.

1933

Standard Register launches the Carbon Separator, a device that removes carbons from multi-ply forms.

1934

The company extends its efforts outside the United States, teaming up with R.L. Crain of Ottawa, Canada, to serve Canadian markets. Standard Register's International Operations begins forming alliances internationally, including licensing its technology to associate companies. By 2002, the company has international associates in more than 40 countries.




Void - Demonstration Document
NON-NEGOTIABLE
01-11-98
355289
Do Not Cash - Non-Negotiable
Standard Register
600 Albany St.
Dayton, OH 45401
www.standardregister.com
LARRY Q. SAMPLE
123 MAIN STREET
ANYWHERE, US 55555-5555

Standard Register offers more than 40 security features that can be combined in any number of ways to create secure documents that are difficult to alter, counterfeit, and copy.

JUST THINK...
The average organization loses about...
6%
...of its total annual revenue to fraud and abuse committed by its own employees. (The Certified Fraud Examiners 2001 National Fraud Survey)

THINK YOUR ASSETS ARE SECURE? THINK AGAIN.

Each year, U.S. companies lose more than $600 billion to document fraud, counterfeiting, fraudulent products, falsified invoices and unauthorized purchases. Counterfeiting and document fraud alone make up more than two-thirds of that amount, according to the U.S. Department of Justice and The International Anti-Counterfeiting Coalition.

Though checks and other negotiable documents are often the first things that come to mind when thinking about document fraud, fraud also involves product packaging, labels, certificates of authenticity, vital records, car titles, transcripts, rebate coupons, licenses, gift certificates, diplomas, medical prescriptions, passports and event tickets.

Standard Register helps customers achieve optimum levels of security to protect their business assets. Our solutions include

- Tamper-evident labels and packing tape, holographic labels, patented void pantographs (complex patterns that, when copied or scanned, produce the word "void" several times on the copy) and other safeguards to ensure authenticity;
- System-level security including password protection, encryption and user-level access controls, as well as hardware controls such as locking printer drawers and removable signature plates;
- Bar coding, control numbers and other methods of tracking inventory levels and product flow throughout warehouses and distribution facilities;
- More than 40 document security features leveraging Standard Register's patented technologies to protect against color copying, chemical alteration and other methods of fraud; and
- Heat- or pressure-sealed self-mailers that offer tamper-evident formats, providing recipients with a sense of security.

COMPANY MILESTONES

1945

Standard Register launches Work Simplification programs to help customers improve their processes. The concept of Paperwork Simplification is born.

1956

Standard Register goes public with its shares listed on the NASDAQ Stock Market.

1965

Standard Register introduces the Source Record Punch, a data-collection device that records information in both human-readable and machine-readable language.



The Document Security Protection Analysis Assistant is a computer-based tool that assists the company in analyzing the effectiveness of selected security features against the most common forms of fraud: copying, counterfeiting and tampering.



To help customers determine where they're vulnerable to fraud and counterfeiting, Standard Register sales associates and Document Consulting professionals conduct comprehensive security analyses. After compiling the results of an analysis, they make recommendations on security products and features to best protect the customer's assets.

Thinking about security now can help companies avoid having to think of ways to recoup losses later.

JUST THINK...

Document mismanagement claims...

40% to 60%

...of office workers' time; 20%-40% of labor costs; and, 12%-15% of corporate revenue.

(Gartner Group, 1997)

Information is Power


EDMS

Contrary to analysts' predictions a decade ago about becoming a paperless society, U.S. businesses today average 88 million pieces of paper for every $1 billion in revenue, according to Xplor, the electronic document systems association.

Most companies don't realize the inefficiency, ineffectiveness and expense associated with their documents and processes. For example, the average office loses one out of 20 documents and spends an average of $250 to replace each one. And, while the majority of corporate memory exists on paper, 25% of enterprise documents are misplaced and will never be located (Gartner Group, 1997).

Standard Register offers a comprehensive portfolio of professional consulting services, with expertise in the areas of document analysis and management and document technology. From comprehensive analyses and project management to detailed workflow solutions, Document Consulting Services provides strategic solutions to reengineer department-specific and enterprise-wide applications. It helps businesses optimize the use and flow of information, supporting their drive for productivity and growth.

In a world where information is power, and speed is essential, document management is more important than ever.

1975

The company acquires Universal Tape and Label, Cincinnati, Ohio. The operation prints, coats and die cuts continuous adhesive label products, expanding Standard Register's capabilities and market reach.

1981

Standard Register builds on its label business by purchasing Lambooy-Unique, a company based in Terre Haute, Indiana, that specializes in pressure-sensitive-label production.

1983

The company acquires the Rein Company, Houston, Texas, a forms manufacturer, to strengthen its position in the Southwest.


Standard Register
POST CARD

Targeted one-to-one marketing, statement billing and digital color help deliver messages in an impactful way.

TIME TO MAKE A STATEMENT

People today are being bombarded with increasing amounts of customer communications – from bills and statements to catalogs and direct mail. For example, the average American household is receiving 150 bills, statements and other first-class mail per month. With electronic communication growing rapidly, Americans will receive a whopping 200 billion commercial e-mail pitches in 2004, predicts Forrester Research.

One thing is clear – to make it past the trash can or the delete button, business communications need to be highly targeted.

Standard Register Fulfillment Services helps companies customize their communication programs for a truly one-to-one-marketing environment. The focus is on delivering the right message to the right person via the right medium. Whether it calls for black and white or full-color presentment capabilities, Internet or mail delivery, Standard Register meets the need.

With state-of-the-art variable digital capabilities, we help our clients develop premium color documents, personalized for each individual customer, on demand. Applications include customized statements, print-on-demand customer brochures, and one-to-one marketing literature.

JUST THINK...

Adding color to customer communications improves decision making by 70%, increases reader retention by...

78%

...and improves comprehension by 27%.

(Case & Co., Bureau of Advertising, Loyola University)

COMPANY MILESTONES

1983

The company opens a STANFAST® center in Cincinnati, Ohio. It is the first of a national network of STANFAST centers that serve as short-run sheet and envelope producers and copy centers for Standard Register customers.

1986

Standard Register acquires the U.S. Business Forms Division of Burroughs Corporation, gaining new printing capacity and a leadership position in document security and business forms worldwide.

1989

The company develops Electronic Data Interchange capabilities to make business transactions more efficient.

In 2001, nearly 50 million consumer billing statements were presented via the Internet. Standard Register's Internet-presentment service enables companies to offer electronic statements to their customers.



JUST THINK...

U.S. companies produce nearly...

30

...billion bills and invoices per year. (Tower Group, 2002)

Because each document can be unique for each recipient, digital variable color is a great way to gain attention and strengthen customer relationships.

Also important in communications is delivering information in the way the end user prefers. And with continued technological advances and changing consumer attitudes, more and more people are choosing to access information electronically.

Take bills, for example. Gartner Group research points out that newly emerging mail-safety concerns have increased the number of electronic bill presentment enrollees by 20 percent. This added to the already growing attraction to electronic bill presentment and payment. In fact, the number of consumers viewing bills and other documents electronically is expected to double between 2001 and 2003.

To help clients meet the growing demand for electronic statement presentment and other *customer communications*, Standard Register provides Internet-based solutions.

Going electronic helps companies target their customers more effectively with special promotions, advertisements, and product information based on their customers' interests. This service helps improve cash flow by reducing paper, postage and handling costs and shortens a business's remittance cycle by delivering bills and other documents faster. It can also enhance customer service by providing interactive statements and linked Internet resources.

With competitive advantage coming down to strategic focus and customer relationships, companies are finding it's time to get personal.

1992

The company builds on its capabilities to customize user documents, labels and plastic cards with an array of imprinting options and services for fulfillment and mailing programs.

1992

Standard Register introduces the Positive Patient Identification System™ to hospitals. The system helps ensure integrity of information and care by using bar codes to identify patients and track services.

SMARTworks e-business solutions go beyond procurement functionality to provide users a full digital library of images and design files; print-on-demand capabilities; and unique tracking tools to help a company better manage its printing activities.



INTEGRATING PROCESS AND TECHNOLOGY

In today's increasingly competitive marketplace, businesses are always looking for ways to reduce costs while strengthening their customer focus. While business printing is typically not one of the first things that comes to a CFO's mind in looking at operational leverage, it's one of the top six expenses in most companies (Deloitte and Touche, 2001). And companies lose 20 percent to 40 percent of their annual investment in business printing annually through redundancy, obsolescence and other waste of printed products *(Granada Research, 1999).*

A lack of focus on print assets and processes can cost companies dearly.

With its powerful suite of e-business tools, SMARTworks.com, Inc. helps companies streamline procedures and effectively manage their business printing programs.

It delivers enterprise-wide print-procurement applications, commerce platform services for suppliers, and functional-department-focused solutions designed for automating specific business processes.

JUST THINK...

Electronic procurement of indirect goods can reduce purchase requisition processing costs by 73%; shorten purchase-requisition time by...

70% to 80%

...cut off-contract or "maverick" spending in half; and reduce the prices paid for goods by 5% to 10% through increased contract compliance.

(Aberdeen Group, 2001)

COMPANY MILESTONES

1994

Standard Register introduces Image Seal® self-mailers and equipment. The unique forms feature a special dry adhesive that allows them to be processed trouble-free through laser printers and then be pressure-sealed by the Image Seal 608 folder/sealer.



1996

Standard Register stock begins trading on the New York Stock Exchange under the symbol SR.

SR LISTED NYSE



SMARTworks cuts through the paperwork, making life easier for its users. Its Variable Print Technology, for example, enables users to quickly personalize sales brochures, stationery, business cards, and more while allowing the company to maintain strict controls over its graphic standards.



By allowing on-line connectivity between customers and their print providers, SMARTworks solutions enable organizations to significantly reduce the overall costs associated with designing, procuring, distributing, and managing printed and electronic documents.

With SMARTworks, companies have quick access to every aspect of their print portfolios, including commercial printing, quick printing, business forms, stationery and even electronic forms that can be printed at the desktop or viewed electronically throughout the organization.

The technology platform offers a complete digital library of both image and design files to allow for easy modification of printed materials and electronic documents. It provides enterprise reporting for all product categories, suppliers and system users.

The system features a simple, convenient ordering process, regardless of whether the product comes from a warehouse, an internal copy center or a third-party vendor.

With SMARTworks, increased efficiency and control are just a few clicks away.

It's just one more example of how Standard Register provides integrated solutions that deliver results. ❖

JUST THINK...

Strategic supplier agreements coupled with electronic catalogs and e-procurement reduce operating costs by...

10% to 30%

(Granada Research 1999)

1997

Standard Register acquires UARCO, Inc., Barrington, Illinois, to expand its label business and market presence.

2000

SMARTworks.com, Inc. is formed as a subsidiary of Standard Register that enables companies to order products, edit and print documents, and manage printing and purchasing programs via the Internet.

2001

Restructuring and reorganization result in a more profitable company focused on growth. The resulting Strategic Business Units are Document Management, Label Solutions, Fulfillment Services and SMARTworks.com., Inc.

BUSINESS | **DESCRIPTION** | **SOLUTIONS**

DOCUMENT MANAGEMENT



Standard Register Document Management provides integrated document-management solutions that help customers optimize internal information processes, enhance output and scale with technology. It services primarily Fortune 2000 companies in the healthcare, financial, insurance and manufacturing markets.

- Document audit & analysis
- Workflow consulting
- Paper & e-forms design & output
- Secure documents (e.g., checks)
- Digital print-on-demand
- Commercial printing & binding
- Document-handling systems
- Distributed printers & software
- Document warehousing & distribution services
- Global sourcing of print solutions

FULFILLMENT SERVICES



Standard Register Fulfillment Services creates and delivers client-driven, high-value solutions through the end-to-end management of clients' customer communication processes – both print and electronic – primarily in the financial, healthcare, insurance and membership markets.

- Billing & statement solutions
- Internet/electronic document presentment
- Variable digital color solutions
- CD-ROM archiving
- One-to-one marketing communications
- Customer information cards, kits, packages & policies
- Targeted (profile-based) cross-selling programs

LABEL SOLUTIONS



Standard Register Label Solutions offers identification solutions designed to improve customers' operational and financial performance. Its myriad products and services help reduce cycle time, error rate and processing costs while enhancing the integrity and security associated with distribution, manufacturing, inventory control, product identification, regulatory compliance, healthcare and other applications.

- Custom & stock label products
- Form/label combinations
- Automatic identification & data-collection systems
- Software & system integration
- Complete packaged solutions for distribution warehousing & manufacturing

SMARTworks.com, Inc.

A subsidiary of Standard Register



SMARTworks.com provides market-specific e-business solutions that enable on-line connectivity via the Internet between buyers and suppliers of business printing. By streamlining procedures and providing better controls, SMARTworks solutions enable organizations to improve their operational efficiencies by significantly reducing the overall costs associated with designing, procuring, distributing, and managing printed and electronic documents throughout the enterprise.

- e-procurement & e-catalog solutions
- Usage/order tracking systems
- Internet-based, customized, collateral-design tools
- Print-management tools
- Solution-integration services
- Custom solution development

SECTION

SAFE HARBOR STATEMENT

This report includes forward-looking statements covered by the Private Securities Litigation Reform Act of 1995. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results for fiscal year 2002 and beyond could differ materially from the Company's current expectations. Forward-looking statements are identified by words such as "anticipates," "projects," "expects," "plans," "intends," "believes," "estimates," "targets," and other similar expressions that indicate trends and future events. Factors that could cause the Company's results to differ materially from those expressed in forward-looking statements include, without limitation, variation in demand and acceptance of the Company's products and services, the frequency, magnitude and timing of paper and other raw-material-price changes, general business and economic conditions beyond the Company's control, timing of the completion and integration of acquisitions, the consequences of competitive factors in the marketplace, cost-containment strategies, and the Company's success in attracting and retaining key personnel. Additional information concerning factors that could cause actual results to differ materially from those projected is contained in the Company's filing with The Securities and Exchange Commission, including its report on Form 10-K for the year ended December 30, 2001. The Company undertakes no obligation to update forward-looking statements as a result of new information since these statements may no longer be accurate or timely.

SR
LISTED
NYSE

(Dollars in thousands, except per share amounts)	2001	2000
SUMMARY OF OPERATIONS		
Revenue	$1,196,435	$1,353,759
Cost of sales	781,339	872,603
Gross margin	415,096	481,156
Engineering and research	14,385	10,289
Selling and administrative	304,499	354,542
Depreciation and amortization	45,419	54,694
Asset impairments	41,512	73,746
Restructuring charges	84,014	24,633
Interest expense	12,755	12,691
Investment income and other	(3,171)	(2,750)
Income taxes (benefit)	(34,984)	(17,514)
Income (loss) from continuing operations	(49,333)	(29,175)
Income (loss) from discontinued operations	—	—
Gain on sale of discontinued operations	—	—
Net income (loss)	$ (49,333)	$ (29,175)
DILUTED PER SHARE DATA		
Income (loss) from continuing operations	$ (1.79)	$ (1.06)
Income (loss) from discontinued operations	—	—
Gain on sale of discontinued operations	—	—
Net income (loss)	$ (1.79)	$ (1.06)
Dividends paid	$ 0.92	$ 0.92
Shareholders' equity	$ 15.03	$ 17.92
YEAR-END FINANCIAL DATA		
Current ratio	3.9	4.3
Working capital	$ 362,917	$ 370,671
Plant and equipment	$ 225,216	$ 310,218
Total assets	$ 837,783	$ 902,606
Long-term debt	$ 202,300	$ 202,930
Shareholders' equity	$ 415,290	$ 494,154
OTHER DATA		
Number of shares outstanding at year-end	27,634,864	27,575,804
Number of employees	5,692	8,022
Capital expenditures	$ 25,647	$ 65,792

1999	1998	1997	1996
$1,393,986	$1,369,918	$ 910,825	$ 877,832
888,356	875,526	551,407	540,522
505,630	494,392	359,418	337,310
8,875	9,012	8,626	7,292
344,388	332,252	220,265	205,010
50,858	45,027	27,446	25,814
—	—	—	—
—	—	—	—
13,850	14,044	288	532
(1,878)	(1,635)	(2,879)	(2,050)
33,797	38,679	41,949	41,710
55,740	57,013	63,723	59,002
(509)	2,570	3,171	4,155
15,670	—	—	—
$ 70,901	$ 59,583	$ 66,894	$ 63,157
$ 1.98	$ 1.99	$ 2.22	$ 2.05
(0.02)	0.09	0.11	0.14
0.56	—	—	—
$ 2.52	$ 2.08	$ 2.33	$ 2.19
$ 0.88	$ 0.84	$ 0.80	$ 0.76
$ 19.82	$ 18.35	$ 17.17	$ 15.80
4.2	3.6	3.5	4.0
$ 363,643	$ 343,439	$ 271,799	$ 259,148
$ 328,143	$ 368,161	$ 260,035	$ 235,958
$ 961,639	$ 985,077	$ 647,018	$ 588,113
$ 203,520	$ 234,075	$ 4,600	$ 4,600
$ 541,731	$ 520,965	$ 487,935	$ 453,246
27,339,452	28,388,636	28,418,364	28,689,906
8,208	8,682	6,440	6,445
$ 67,567	$ 65,733	$ 61,287	$ 57,783

(Dollars in millions, except per share amounts)

RESULTS OF OPERATIONS

THE RENEWAL PLAN AND QUARTERLY OPERATING RESULTS

In July 2000, the Company began work on a plan designed to recover the market value of the Company and establish a solid platform for long-term earnings growth.

Late in that year, management concluded that as much as 20% of its customer accounts did not return sufficient margin to justify the levels of investment and overhead required to support them. The effect of this low-margin business was to drive the Company's overall return on capital to a level below its cost of capital.

A second conclusion was that the Company was becoming increasingly over invested in markets with below-average growth prospects. Further, this tendency was being reinforced by a functional organizational structure that did not nurture those elements of the business that had significant growth potential.

Finally, it was apparent that the Company had many strong attributes, including leadership positions in the hospital and financial services markets, a track record of providing innovative document and work flow solutions valued by its customers, strong cash flow from a diversified base of renewable business, and a very strong financial condition.

In the fourth quarter 2000, as a by-product of work done to develop the Renewal Plan, the Company recognized impairment of long-term assets totaling $74 million and current asset write-offs of $8 million. The asset impairment included $48 million of goodwill originated in the 1998 acquisition of Uarco, $18 million of idled production equipment, $6 million of software no longer utilized, and a $2 million write-down in an investment in which the Company owned an approximate 10% interest.

In January 2001, the Company announced the Renewal Plan, comprised of four components: restructuring, reorganization, performance improvement, and early stage investments for future growth. Management's judgment was that all four of these elements were critical to renewing the Company's value. Most of the emphasis in 2001 was directed to restructuring and reorganization. However, several key investments were also initiated in the year to lay the groundwork for operational improvement and growth in 2002 and beyond.

In the restructuring component, management decided to eliminate that portion of its business that likely could not be improved to provide an acceptable return, representing an estimated $225 to $250 million of the Company's $1.3 billion in annual revenue. In conjunction with these actions, the Company targeted a $125 million reduction in annualized costs, including manufacturing fixed costs, selling, general, and administrative (SG&A) expense, and depreciation. The cost reductions would result primarily from the reduction of an estimated 2,400 jobs, and a 30% reduction in production capacity. The objective was for the annualized value of the cost reductions to exceed the annualized loss of contribution margin on the eliminated business.

In the first quarter of 2001, the Company recorded expenses for restructuring and asset impairment of $71 million and $42 million, respectively. Restructuring costs were primarily for severance and other employer-related costs, contract exit and termination costs, and inventory and other asset write-downs. The impairment charges resulted from facilities and equipment to be removed from operation. In addition to this first quarter provision, the Company also recorded net restructuring expenses totaling $13 million for the second, third, and fourth quarters for items which could not be accrued at the time the restructuring was announced, such as the relocation of equipment and personnel during those subsequent periods.

These restructuring actions were to take place over the first three quarters of 2001. Since the cost reductions could not proceed until after the business was eliminated, profitability in each of the first three quarters of the year was expected to be well below previous period results. In addition, the significant amount of production equipment relocated from closed facilities created high training and conversion costs at receiving plants, further reducing profitability during this nine-month restructuring period.

The Company announced the following financial goals for the restructuring:

- Complete the elimination of low-margin business within the first three quarters of 2001 while maintaining good customer service.
- Reduce annualized fixed operating costs by $125 million.
- Achieve Net Income of $0.45 per diluted share before restructuring expenses in the fourth quarter 2001. This would represent a 41% increase over the $0.32 per share operating result (net income before impairment and restructuring costs) for the fourth quarter 2000.
- Finance the cash restructuring costs from internally generated funds and maintain a strong financial condition.

The table below presents an analysis of the quarterly results of operations for the fourth quarter 2000 through the fourth quarter 2001, segregating restructuring expense, impairment expense, and other non-operating write-offs and adjustments from the underlying operations of the Company. The reader's attention is drawn, in particular, to the comparison of the 2000 and 2001 fourth quarters, which bracketed the restructuring period.

The discussion of sequential quarterly results that follows is consistent with the manner in which the Company planned and communicated its restructuring. A discussion of annual results follows the quarterly discussion.

STANDARD REGISTER COMPANY
SUMMARY OF OPERATIONS

		Restructuring Period			
	4Q00	1Q01	2Q01	3Q01	**4Q01**
OPERATIONS					
Revenue	$351	$318	$306	$278	**$286**
Gross Margin	125	114	105	90	**112**
% Revenue	*35.5%*	*35.8%*	*34.3%*	*32.2%*	***39.0%***
SG&A Expense	96	88	80	75	**76**
EBITDA	29	26	25	14	**36**
% Revenue	*8.3%*	*8.2%*	*8.1%*	*5.1%*	***12.4%***
Depreciation & Amortization	12	14	13	11	**9**
EBIT	17	12	12	4	**27**
Interest Expense	3	3	3	3	**3**
Investment Income	(1)	(1)	(1)	(1)	**(1)**
Pretax Income	14	10	10	1	**25**
Net Income Before Non-Operating Items	9	6	6	2	**14**
Earnings Per Diluted Share	*0.32*	*0.22*	*0.22*	*0.06*	***0.51***
NON-OPERATING ITEMS					
Restructuring	(7)	(71)	(2)	(5)	**(5)**
Asset Impairment	(74)	(42)	0	0	**0**
Write-Offs/Adjustments	(8)	0	(5)	0	**0**
Pretax Effect	(89)	(113)	(7)	(5)	**(5)**
Net Income Effect	(55)	(67)	(4)	(3)	**(3)**
TOTAL NET INCOME (LOSS)	$ (46)	$ (61)	$ 2	$ (1)	**$ 11**
Earnings Per Diluted Share (Loss)	*(1.67)*	*(2.22)*	*0.07*	*(0.05)*	***0.41***

Revenue declined in each of the first, second, and third quarters as low-margin business was eliminated. The fourth quarter 2001 revenue rebounded from the third quarter result, signaling the end of the restructuring and reflecting typical seasonality. The fourth quarter 2001 revenue was $65 million below that in the fourth quarter 2000, representing a seasonally adjusted annualized decrease of approximately $250 million, within the expected range announced at the outset of the restructuring.

The Company slightly exceeded its goal of reducing annualized fixed costs by $125 million. The savings resulted from the consolidation of production facilities, warehouses, and sales offices and a corresponding decrease in employment of 2,330 persons, equivalent to 29% of the workforce. The effects of these reductions are reflected in the improved percentage gross margin, lower SG&A expense, and reduced depreciation expense.

The percentage gross margin trended lower during the restructuring period as a result of the timing of business eliminations and subsequent cost reductions described earlier, as well as higher training costs that pushed variable manufacturing expense temporarily higher. The fourth quarter 2001 gross margin was 39.0% compared to 35.5% in the quarter preceding the restructuring period, reflecting an improved mix of business and the reduction in fixed overhead manufacturing costs. During the restructuring, 25 plants and print centers were closed. Some production capacity was relocated to other locations, but overall capacity was reduced by about 30%, in line with the original plan.

In addition, 29 warehouses were closed and their operations were consolidated into other locations. The consolidation of the warehousing network was the single restructuring action that continued into the fourth quarter. This was planned to ensure uninterrupted service to customers during the heavy restructuring activity of the first three quarters of the year.

The Company received a payment from a vendor during the fourth quarter 2001 as a result of price negotiations related to past purchases. The portion of the payment related to the first three quarters of 2001 added approximately $2 million, or $0.04 per diluted share, to the fourth quarter results.

SG&A expense declined in the first, second, and third quarters primarily as a result of job eliminations. The fourth quarter 2001 expense of $76 million was $20 million below the comparable period of 2000, representing an $80 million annualized decrease. The company eliminated positions in its headquarters and field selling organizations, closing 149 sales offices and consolidating their operations into 43 regional locations and adopting virtual offices for selected markets. As will be more fully described later, this significant decrease in expense occurred despite new or increased investments in Six Sigma, sales productivity software, SMARTworks, and two new growth initiatives.

Depreciation and amortization declined as a result of the reduction in assets. There was $1 million in goodwill amortization in the fourth quarter 2000, but no goodwill amortization in any period of 2001.

Interest expense changed little over the five-quarter period, reflecting stable debt balances and an interest rate swap that fixed the interest rate at 5.84% over the LIBOR spread and fees paid to banks under a revolving credit agreement.

Effective May 11, 2001, the Company replaced its existing bank revolving credit agreement with a new revolver that contains a higher spread over LIBOR, reflecting market changes since the original revolver was established. This change effectively raises the Company's all-in fixed rate from 6.09% to 6.65%. The interest rate swap has a notional value of $200 million, identical to the borrowings under the revolver, and matures in January 2003.

In the final analysis, the Company completed the restructuring in accordance with its timetable, eliminated low-margin business within the range forecasted in the Renewal Plan, and exceeded the targeted cost reductions. Fourth quarter 2001 Earnings Per Share before restructuring and impairment were over 50% above pre-restructuring levels and exceeded the Company's goal.

The table below presents an analysis of operations for years 2001, 2000, and 1999 with operating and non-operating results segregated in the same manner as described above. Quarterly results for 2001 are also shown for reference.

STANDARD REGISTER COMPANY
SUMMARY OF OPERATIONS

	Quarters				Annual		
	1Q01	2Q01	3Q01	4Q01	2001	2000	1999
OPERATIONS							
Revenue	$318	$306	$278	$286	$1,188	$1,354	$1,394
% Change					*(12.3)%*	*(2.9)%*	*(1.8)%*
Gross Margin	114	105	90	112	420	484	506
% Revenue	*35.8%*	*34.3%*	*32.2%*	*39.0%*	*35.3%*	*35.8%*	*36.3%*
SG&A Expense	88	80	75	76	319	360	353
EBITDA	26	25	14	36	101	124	152
% Revenue	*8.2%*	*8.1%*	*5.1%*	*12.4%*	*8.5%*	*9.2%*	*10.9%*
Depreciation & Amortization	14	13	11	9	45	55	51
EBIT	12	12	4	27	55	69	102
Interest Expense	3	3	3	3	13	13	14
Investment Income	(1)	(1)	(1)	(1)	(3)	(3)	(2)
Pretax Income	10	10	1	25	46	59	90
Net Income Before Non-Operating Items	6	6	2	14	28	36	56
Earnings Per Diluted Share	*0.22*	*0.22*	*0.06*	*0.51*	*1.02*	*1.33*	*1.99*
NON-OPERATING ITEMS							
Restructuring	(71)	(2)	(5)	(5)	(84)	(25)	0
Asset Impairment	(42)	0	0	0	(42)	(74)	0
Write-Offs/Adjustments	0	(5)	0	0	(5)	(8)	0
Discontinued Operations	0	0	0	0	0	0	26
Pretax Effect	(113)	(7)	(5)	(5)	(130)	(106)	26
Net Income Effect	(67)	(4)	(3)	(3)	(77)	(65)	15
TOTAL NET INCOME (LOSS)	$ (61)	$ 2	$ (1)	$ 11	$ (49)	$ (29)	$ 71
Earnings Per Diluted Share	*(2.22)*	*0.07*	*(0.05)*	*0.41*	*(1.79)*	*(1.06)*	*2.52*

Revenue declined from $1.4 billion in 1999 to $1.2 billion in 2001, dropping $40 million or 2.9% in 2000, and an additional $166 million or 12.3% in 2001. The decline in 2000 was primarily a function of lower industry demand for traditional business forms and the loss of approximately $20 million in annual business from some member hospitals of the Novation group purchasing organization. The more precipitous drop in 2001 revenue primarily reflected the planned elimination of low-margin business in the restructuring. Applying seasonality to the fourth quarter 2001 revenue yields a post-restructuring annual run-rate of approximately $1.115 billion.

The percentage gross margin dropped by 0.5 percentage points in each of 2000 and 2001. The decline in 2000 reflected the effect of lower production volumes, mitigated by cost reductions from plant closings early in the year. The decrease in 2001 was the result of the elimination of low-margin business, the required lag in cost reductions, and higher training and other production costs during the first three quarters' restructuring period. The 39.0% post-restructuring performance in the fourth quarter of 2001 compares favorably to all preceding periods above, reflecting an improved mix of business and the benefit of the cost reductions.

SG&A expense increased in 2000 by $7 million and then declined in 2001 by $41 million. The increase in 2000 primarily reflected an increase in expenditures for internal use software and additional SMARTworks development costs. Expenses came down steadily during the 2001 restructuring period as a result of the facility and personnel actions described earlier.

The Company's investments are increasingly taking the form of operating expense rather than capital expenditures as the emphasis shifts from production assets to building software capability and intellectual assets. The following are examples of "P&L investments" made in 2001 that are expected to either improve operating performance or foster growth in future years:

- The Company adopted Six Sigma as a means to improve quality, customer service, and productivity. Expense totaled $2.4 million in the year for personnel acquisition and training. Six Sigma expense for 2002 is forecasted at $8 million.
- The Company installed sophisticated application software to improve the customer service and productivity of sales personnel. Expense for the year totaled $4.3 million for installation and training. The Company expects to incur expense of $5.0 million in 2002.
- The Company continued its investment in its e-business subsidiary, SMARTworks.com, Inc. Total expense in 2001 was $19 million compared to $9 million in 2000, with most spending directed to application and sales channel development.
- The Company established a consulting unit designed to leverage the Company's industry knowledge and workflow expertise into consulting engagements aimed at improving the customer's productivity and profitability. Start-up costs were $1.0 million in 2001.

The Company's pension plan had pretax income of $6 million, $4 million, and $8 million for years 2001, 2000, and 1999, respectively. The general downturn of the stock market during 2001 negatively impacted investment returns in the year. This decline in investment returns resulted in actuarial losses that will be amortized to expense in future years. The Company expects to have pension income in 2002. At currently projected actuarial assumptions, the Company expects to begin to incur pension expense in 2004.

Depreciation and amortization decreased by $9 million in 2001, reversing a long-standing trend of increasing annual expense. Capital spending exceeded depreciation by an average of approximately $20 million annually for the years 1998 through 2000, which had pushed annual expense higher. In 2001, capital spending was less than half the rate of the two previous years and a significant number of assets were idled, reducing depreciation by $5 million. In addition, the Company had no goodwill on its books during 2001; by comparison, goodwill amortization was $4 million in each of the prior two years.

Interest expense and income changed little over the three years. The overall effective tax rate for 2001 was 41.5% (credit). This compares to rates of 37.5% (credit) and 37.7% for years 2000 and 1999, respectively. The variation in tax rates in the three years relates primarily to differences in the timing of the incurrence and deductions of capital losses; excluding these items, the effective tax rates were 40.0%, 39.3%, and 40.0% for years 2001, 2000, and 1999, respectively. The Company expects its 2002 effective tax rate to be approximately 40.0%.

Overall, net income before the non-operating items identified above declined $20 million from 1999 to 2000. This decrease is primarily attributable to the loss of contribution margin on the $40 million drop in revenue and the $11 million increase in SG&A expense and depreciation.

The $8 million decline in 2001 net income before restructuring and other non-operating items is primarily a function of the low profitability during the restructuring period, described earlier in detail.

NON-OPERATING ITEMS

In 1999, the Company sold its promotional direct mail division, Communicolor, recording a gain on the sale. The results of this discontinued division's operations in 1999, including the gain, produced $15 million of net income, equivalent to $0.54 per share.

In 2000, the Company implemented an early retirement plan and closed production facilities in the first and fourth quarters, recording $25 million in restructuring charges for the year. A total of $82 million in asset impairments and current asset write-offs associated with the development of the Renewal Plan were also recorded in the fourth quarter, as described earlier.

In 2001, asset impairments and restructuring expenses were $42 million and $84 million, respectively. These expenses were discussed earlier.

In addition, three items contributed to second quarter 2001 write-offs and adjustments that reduced pretax income by $5 million. First, a cutoff error at the end of the prior year resulted in an $8.8 million understatement of revenue.

Second, the value of finished goods was reduced by $21.4 million as a result of the accumulation of many individually small transactional errors that were traced as far back as January 1998 when a new cost system was installed. Third, the Company changed an accounting procedure to provide for the proper matching of cost to revenue for warehousing services. Previously, cost was reported up front, as incurred, instead of being matched to revenue as the stored product was shipped from the warehouse and invoiced. The effects of these three items are summarized below. The net effect of these three adjustments is shown as a non-operating item in the preceding quarterly and annual exhibits.

	Revenue	Cost of Sales	Gross Margin
Revenue Cutoff	$8.8		$ 8.8
Finished Goods Inventory		$21.4	(21.4)
Costing Policy Change		(8.1)	8.1
Total	$8.8	$13.3	$(4.5)

SEGMENT REPORTING

An important element in the Renewal Plan was the 2001 change from a functional organizational structure to one with a small Corporate Center and four Strategic Business Units (SBU). In order to promote focus, accountability, and growth, each SBU was equipped with its own marketing, sales, manufacturing, and line support functions. The Company recruited experienced executives to head up each Strategic Business Unit.

The segment discussions that follow include quarterly, as well as annual, operating results in order to indicate the pre and post restructuring performance. The segment results exclude expenses for restructuring, impairment, and other write-offs and adjustments, LIFO inventory adjustments and goodwill amortization, all of which are not allocated to the segment.

Document Management

This SBU provides custom printed documents, workflow consulting, integrated system solutions, and storage and distribution services. It primarily serves Fortune 2000 companies in the healthcare, financial, and manufacturing markets.

DOCUMENT MANAGEMENT SUMMARY OF OPERATIONS

	Quarters					Annual		
	4Q00	1Q01	2Q01	3Q01	4Q01	2001	2000	1999
Revenue	$278	$250	$235	$218	$225	$928	$1,062	$1,121
% Change						*(12.6)%*	*(5.3)%*	
Operating EBIT	$ 20	$ 14	$ 13	$ 6	$ 24	$ 57	$ 71	$ 99
% Revenue	*7.1%*	*5.7%*	*5.5%*	*2.9%*	*10.6%*	*6.2%*	*6.7%*	*8.8%*
Identifiable Assets					$374			
% Annualized Return on Assets (1)					*14.6%*			

(1) Fourth quarter Earnings Before Interest & Tax (EBIT) times 4, converted to after tax basis, divided by assets.

The industry demand for several categories of traditional business forms, which represent about two-thirds of this SBU's total revenue, has been flat or in modest decline in recent years as a result of inroads made by competing technologies. Notwithstanding this trend, the Company has a significant opportunity to increase its market share in accounts that value the Company's emphasis on quality, innovation, service, and workflow efficiency. The remaining one-third of this SBU, including Document Systems, Consulting, Print-on-Demand, and International have good growth potential.

The decline in 2001 revenue and the improvement in operating profit reflect the restructuring described earlier. This SBU provides significant cash flow to the Company.

Fulfillment Services

This SBU helps its clients communicate effectively with their customers, providing information or marketing materials customized for each recipient. This may take the form of monthly billing statements, customized information kits, or one-to-one marketing communications. Its major markets are financial services, healthcare, and membership.

FULFILLMENT SERVICES SUMMARY OF OPERATIONS

	Quarters					Annual		
	4Q00	1Q01	2Q01	3Q01	4Q01	2001	2000	1999
Revenue	$32.4	$28.6	$33.3	$29.5	$29.4	$120.8	$117.7	$101.9
% Change						*2.6%*	*15.5%*	
Operating EBIT	$ 0.4	$ (0.1)	$ 0.5	$ (1.0)	$ 1.1	$ 0.5	$ 1.4	$ 0.6
% Revenue	*1.2%*	*(0.4)%*	*1.6%*	*3.5%*	*3.8%*	*0.4%*	*1.1%*	*0.6%*
Identifiable Assets					$ 46			
% Annualized Return on Assets (1)					*5.6%*			

(1) Fourth quarter Earnings Before Interest & Tax (EBIT) times 4, converted to after tax basis, divided by assets.

The growth in year 2001 revenue lagged behind that for 2000 as a result of business eliminated in the restructuring. The restructuring improved the mix of business, eliminated some overcapacity, and pushed percentage operating margins modestly higher by the fourth quarter 2001. The focus for this SBU in 2002 will be on a return to top-line growth and improvements in profitability, the latter to be achieved in part as a result of a concerted Six Sigma process-improvement effort.

Label Solutions

This SBU provides custom and stock labels on both a stand-alone basis and as part of an integrated labeling system. Applications are sold primarily into healthcare, manufacturing, and distribution markets.

LABEL SOLUTIONS SUMMARY OF OPERATIONS

	Quarters					Annual		
	4Q00	1Q01	2Q01	3Q01	4Q01	2001	2000	1999
Revenue	$41.2	$38.8	$37.0	$31.2	$31.7	$138.7	$173.8	$171.5
% Change						*(20.2)%*	*1.3%*	
Operating EBIT	$ (0.1)	$ 0.5	$ 1.8	$ 2.0	$ 3.1	$ 7.4	$ 6.5	$ 11.2
% Revenue	*(0.2)%*	*1.2%*	*4.9%*	*6.6%*	*9.7%*	*5.3%*	*3.7%*	*6.5%*
Identifiable Assets					$ 51			
% Annualized Return on Assets (1)					*13.8%*			

(1) Fourth quarter Earnings Before Interest & Tax (EBIT) times 4, converted to after tax basis, divided by assets.

Revenue growth of this SBU has lagged the industry in recent years. A longer sell cycle, specialty applications, and the need for systems integration have argued for a dedicated sales force, which is now being established. In addition, low-margin business was eliminated in 2001 during the Company's restructuring. The focus for this SBU will be on selling integrated solutions, such as that described earlier for automating package labeling.

Margins improved consistently during the restructuring period, reflecting a better business mix and lower manufacturing costs brought on by improved utilization.

SMARTworks.com, Inc.

This SBU, a wholly owned subsidiary established in July 2000, enables sellers and buyers of print and other office supplies to transact business efficiently over the Internet. In addition, its solutions enable its users to manage purchases to minimize errors, missed deadlines, and obsolescence, which can be significant for printed materials.

SMARTworks provides services to other Strategic Business Units, principally Document Management. Document Management's sales representatives and customers use SMARTworks' application to manage the ordering and control of printed documents. SMARTworks also markets its services through other third-party channels and directly to its customers. Current SMARTworks customers number 750, with a total of 73,000 users.

SMARTWORKS.COM, INC.
SUMMARY OF OPERATIONS

	Quarters					Annual		
	4Q00	1Q01	2Q01	3Q01	4Q01	2001	2000	1999
Revenue	$ 1.7	$ 1.9	$ 2.2	$ 1.9	$ 1.9	$ 7.8	$ 3.4	$0.0
% Change						*133.9%*		
Operating EBIT	$(2.9)	$(2.7)	$(2.2)	$(2.8)	$(3.3)	$(11.0)	$(4.3)	$0.0
Identifiable Assets					$ 6.4			

This start-up operation has invested heavily in the development of its application, internal infrastructure, and more recently its marketing and direct sales. SMARTworks grew out of an internal support function where it was a very effective tool in support of the sale of documents, which accounts for its high usage but low external revenue. The focus for this SBU is to broaden its application and increase sales to third-party customers. Operating expenses are expected to level off in 2002.

ENVIRONMENTAL MATTERS

The Company has been named as one of a number of potentially responsible parties at several waste disposal sites, none of which has ever been Company owned. The Company's policy is to accrue for investigation and remediation at sites where costs are probable and estimable. At this writing, there are no identified environmental liabilities that are expected to have a material adverse effect on the operating results, financial condition, or cash flows of the Company.

LIQUIDITY AND CAPITAL RESOURCES

An important objective of the restructuring was to reduce the level of asset investment to improve productivity and generate cash flow. The exhibit below presents a summary analysis of the composition of the Company's investment and capital structure before and after the restructuring.

STANDARD REGISTER COMPANY
NET INVESTMENT & CAPITAL STRUCTURE

		Restructuring Period			
Net Investment	Dec-00	Mar-01	Jun-01	Sep-01	**Dec-01**
Working Capital (Excl Cash & Debt)	$323	$306	$280	$221	**$215**
Turnover	*4.3x*				***5.3x***
Capital Assets @NBV	310	261	253	251	**225**
Restructuring Liability	(9)	(71)	(54)	(32)	**(15)**
All Other Net Assets	16	40	41	35	**29**
Total	$641	$537	$521	$475	**$454**
Turnover	*2.2x*				***2.5x***
Annualized Return on Invested Capital	*6%*				**14%**
Capital Structure					
Total Debt	$204	$203	$203	$203	**$203**
Less Cash	(57)	(89)	(100)	(135)	**(164)**
Net Debt	147	114	103	68	**39**
Equity	494	423	418	407	**415**
Total	$641	$537	$521	$475	**$454**
Net Debt: Total Capital	*23%*				**9%**

The level of working capital defined above decreased at a faster rate than revenue, generating improved asset turnover and significant cash flow. Capital expenditures were just $26 million, compared to $66 million and $67 million for 2000 and 1999, respectively. Capital spending for 2002 is forecasted in the $45 million to $55 million range, excluding acquisitions.

The low capital spending during the restructuring, plus the closure of facilities and the disposal of equipment, produced a 27% drop in capital assets. Overall asset turnover improved 15% from 2.2x to 2.5x and the annualized return on assets increased from 6% in the fourth quarter 2000 to 14% in the final quarter of 2001.

Debt remained relatively steady, ending at $203 million. Cash and short-term investments increased by $107 million during the year, producing a year-end net debt position of $39 million, representing just 9% of total capital. This reflects the Company's strong financial condition.

The Company has a revolving credit facility with 10 banks providing commitments of up to $170 million expiring in May 2005, plus additional commitments with the same banks for up to $85 million expiring in May 2002. At the Company's option in May 2002, amounts outstanding under the latter commitments may be extended up to one year in the form of a term loan.

The Company is actively seeking acquisitions that will add talent, technology and capabilities that align with the growth strategies of each SBU. The expectation is that the acquisition targets would be moderate in size, having annual revenue of $25 million to $100 million.

Management believes that the combination of internally generated funds, available cash reserves, and the existing credit facility are sufficient to fund the Company's operation over the next year. In management's judgment, the Company's strong balance sheet could support additional debt financing, if necessary, to pursue its acquisition plan.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
The Standard Register Company
Dayton, Ohio

We have audited the accompanying consolidated balance sheet of The Standard Register Company and subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Standard Register Company and subsidiaries as of December 30, 2001 and December 31, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Battelle & Battelle LLP

Battelle & Battelle LLP
Dayton, Ohio
January 28, 2002

(Dollars in thousands)	DECEMBER 30, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$163,502	$ 56,381
Trading securities	290	295
Accounts receivable, less allowance for doubtful accounts of $9,150 and $6,238, respectively	182,494	246,932
Inventories	74,042	131,812
Prepaid income taxes	28,199	10,154
Deferred income taxes	28,309	21,773
Prepaid expense	13,400	16,906
Total current assets	490,236	484,253
PLANT AND EQUIPMENT		
Buildings and improvements	86,577	93,168
Machinery and equipment	245,573	312,529
Office equipment	152,734	155,251
Total	484,884	560,948
Less accumulated depreciation	274,003	284,301
Depreciated cost	210,881	276,647
Plant and equipment under construction	6,196	25,432
Land	8,139	8,139
Total plant and equipment	225,216	310,218
OTHER ASSETS		
Prepaid pension expense	107,677	94,276
Other	14,654	13,859
Total other assets	122,331	108,135
Total assets	$837,783	$902,606

See accompanying notes.

(Dollars in thousands)	DECEMBER 30, 2001	December 31, 2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 630	$ 590
Accounts payable	32,652	37,821
Accrued compensation	42,895	34,182
Customer deposits	322	259
Deferred service contract income	4,876	6,910
Accrued restructuring	15,307	8,583
Other current liabilities	30,637	25,237
Total current liabilities	127,319	113,582
LONG-TERM LIABILITIES		
Long-term debt	202,300	202,930
Retiree health care obligation	50,862	52,798
Deferred compensation	12,544	10,515
Deferred income taxes	20,975	28,627
Deferred cost of interest rate swap	8,493	—
Total long-term liabilities	295,174	294,870
SHAREHOLDERS' EQUITY		
Common stock, $1.00 par value: Authorized 101,000,000 shares Issued 2001 - 24,825,553; 2000 - 24,704,329	24,826	24,704
Class A stock, $1.00 par value: Authorized 9,450,000 shares Issued - 4,725,000	4,725	4,725
Capital in excess of par value	39,854	38,123
Accumulated other comprehensive losses	(6,206)	(934)
Retained earnings	403,009	477,731
Treasury stock at cost: 2001 - 1,797,150 shares; 2000 - 1,748,082 shares	(46,124)	(45,364)
Unearned compensation - restricted stock	(1,735)	(1,981)
Common stock held in grantor trust, at cost: 2001 - 118,539 shares; 2000 - 105,443 shares	(3,059)	(2,850)
Total shareholders' equity	415,290	494,154
Total liabilities and shareholders' equity	$837,783	$902,606

(Dollars in thousands)	52 WEEKS ENDED DECEMBER 30, 2001	52 Weeks Ended December 31, 2000	52 Weeks Ended January 2, 2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ (49,333)**	$(29,175)	$70,901
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**46,105**	54,792	53,042
Asset impairments	**41,512**	73,746	—
Restructuring charges	**64,096**	24,633	—
Gain on sale of discontinued operations	**—**	—	(26,238)
Loss on sale of assets	**2,135**	4,502	603
Gain on sale of other investments	**(3,299)**	—	—
Deferred income taxes	**(10,635)**	(19,655)	5,094
Restructuring spending	**(32,305)**	(11,240)	(11,293)
Changes in operating assets and liabilities, net of effects from disposition:			
Trading securities	**5**	85	6,150
Accounts receivable	**61,856**	15,073	10,246
Inventories	**41,396**	(2,810)	2,730
Income taxes	**(18,045)**	(8,706)	(2,783)
Other assets	**(11,954)**	(13,974)	(17,220)
Accounts payable and accrued expenses	**3,628**	(4,895)	5,096
Customer deposits	**63**	(4)	(2,875)
Deferred income	**(2,034)**	(982)	(512)
Other liabilities	**4,530**	7,775	3,019
Net cash provided by operating activities	**137,721**	89,165	95,960
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to plant and equipment	**(25,647)**	(65,792)	(67,567)
Proceeds from sale of discontinued operations	**—**	—	97,937
Proceeds from sale of plant and equipment	**15,185**	466	3,205
Additions to other investments	**(1,418)**	—	(58)
Proceeds from sale of other investments	**6,899**	—	—
Net cash (used in) provided by investing activities	**(4,981)**	(65,326)	33,517
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments on long-term debt	**(590)**	—	(31,080)
Proceeds from issuance of common stock	**1,016**	817	1,672
Purchase of treasury stock	**(760)**	(1)	(28,210)
Dividends paid	**(25,285)**	(25,231)	(24,694)
Net cash used in financing activities	**(25,619)**	(24,415)	(82,312)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**107,121**	(576)	47,165
Cash and cash equivalents at beginning of year	**56,381**	56,957	9,792
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$163,502**	$ 56,381	$56,957
SUPPLEMENTAL CASH FLOW DISCLOSURES			
Cash paid during the year for:			
Interest	**$ 12,611**	$ 12,680	$12,456
Income taxes (refunded)	**(6,304)**	10,847	41,202

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)	52 WEEKS ENDED DECEMBER 30, 2001	52 Weeks Ended December 31, 2000	52 Weeks Ended January 2, 2000
REVENUE			
Products	$ 984,188	$1,142,393	$1,203,564
Services	212,247	211,366	190,422
Total revenue	1,196,435	1,353,759	1,393,986
OPERATING EXPENSES			
Cost of sales	781,339	872,603	888,356
Engineering and research	14,385	10,289	8,875
Selling and administrative	304,499	354,542	344,388
Depreciation and amortization	45,419	54,694	50,858
Asset impairments	41,512	73,746	—
Restructuring charges	84,014	24,633	—
Total cost and expense	1,271,168	1,390,507	1,292,477
INCOME (LOSS) FROM OPERATIONS	(74,733)	(36,748)	101,509
OTHER INCOME (EXPENSE)			
Interest expense	(12,755)	(12,691)	(13,850)
Investment income and other	3,171	2,750	1,878
Total other expense	(9,584)	(9,941)	(11,972)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(84,317)	(46,689)	89,537
INCOME TAXES (BENEFIT)	(34,984)	(17,514)	33,797
INCOME (LOSS) FROM CONTINUING OPERATIONS	(49,333)	(29,175)	55,740
DISCONTINUED OPERATIONS			
Loss from operations, net of applicable income taxes of ($350)	—	—	(509)
Gain on sale, net of applicable income taxes of $10,568	—	—	15,670
NET INCOME (LOSS)	$ (49,333)	$ (29,175)	$ 70,901
BASIC EARNINGS PER SHARE			
Income (loss) from continuing operations	$ (1.79)	$ (1.06)	$ 1.99
Loss from discontinued operations	—	—	(0.02)
Gain on sale of discontinued operations	—	—	0.56
Net income (loss)	$ (1.79)	$ (1.06)	$ 2.53
DILUTED EARNINGS PER SHARE			
Income (loss) from continuing operations	$ (1.79)	$ (1.06)	$ 1.98
Loss from discontinued operations	—	—	(0.02)
Gain on sale of discontinued operations	—	—	0.56
Net income (loss)	$ (1.79)	$ (1.06)	$ 2.52
NET INCOME (LOSS)	$ (49,333)	$ (29,175)	$ 70,901
Minimum pension liability adjustment, net of $134, $349, and $(501) deferred income tax (expense) benefit	(199)	(517)	744
Deferred cost on interest rate swap, net of $4,095 deferred income tax benefit	(6,075)	—	—
COMPREHENSIVE INCOME (LOSS)	$ (55,607)	$ (29,692)	$ 71,645

See accompanying notes.



(Dollars in thousands)	52 WEEKS ENDED DECEMBER 30, 2001	52 Weeks Ended December 31, 2000	52 Weeks Ended January 2, 2000
COMMON STOCK			
Beginning balance	$ 24,704	$ 24,468	$ 24,391
Shares issued under:			
Management Incentive Plan	28	—	—
Dividend Reinvestment Plan	51	67	36
Restricted Stock Award, net	35	169	—
Stock Option Plan	8	—	41
Ending balance	$ 24,826	$ 24,704	$ 24,468
CLASS A STOCK	$ 4,725	$ 4,725	$ 4,725
CAPITAL IN EXCESS OF PAR VALUE			
Beginning balance	$ 38,123	$ 35,669	$ 33,957
Excess of market over par value of shares issued under:			
Management Incentive Plan	369	(44)	27
Dividend Reinvestment Plan	842	842	841
Restricted Stock Award, net	405	1,910	—
Stock Option Plan	115	—	783
Fund grantor trust with treasury shares	—	(254)	61
Ending balance	$ 39,854	$ 38,123	$ 35,669
ACCUMULATED OTHER COMPREHENSIVE LOSSES			
Beginning balance	$ (934)	$ (417)	$ (1,161)
Minimum pension liability	(199)	(517)	744
Cumulative effect of FASB 133 adoption	1,002	—	—
Fair value of interest rate swap	(6,075)	—	—
Ending balance	$ (6,206)	$ (934)	$ (417)
RETAINED EARNINGS			
Beginning balance	$477,731	$ 525,835	$479,679
Net income (loss)	(49,333)	(29,175)	70,901
Dividends declared (2001 - $.92 per share; 2000 - $.69 per share; 1999 - $.89 per share)	(25,389)	(18,929)	(24,745)
Ending balance	$403,009	$ 477,731	$525,835
TREASURY STOCK AT COST			
Beginning balance	$ (45,364)	$ (46,540)	$ (19,614)
Cost of common shares purchased	(760)	(1)	(28,210)
Shares issued under Management Incentive Plan	—	174	404
Fund grantor trust with treasury shares	—	1,003	880
Ending balance	$ (46,124)	$ (45,364)	$ (46,540)
UNEARNED COMPENSATION - RESTRICTED STOCK			
Beginning balance	$ (1,981)	$ —	$ —
Issuance of restricted stock, net	(440)	(2,079)	—
Amortization of unearned compensation	686	98	—
Ending balance	$ (1,735)	$ (1,981)	$ —
COMMON STOCK HELD IN GRANTOR TRUST			
Beginning balance	$ (2,850)	$ (2,009)	$ (1,012)
Shares issued under Dividend Reinvestment Plan	(104)	(92)	(56)
Shares issued under Management Incentive Plan	(105)	—	—
Fund grantor trust with treasury shares	—	(749)	(941)
Ending balance	$ (3,059)	$ (2,850)	$ (2,009)
Total shareholders' equity	$415,290	$ 494,154	$541,731

See accompanying notes.



(Dollars in thousands, except per share amounts)

NOTE 1 – Summary of Significant Accounting Policies

The Standard Register Company is a leading domestic supplier of printed documents, document-management services, outsourcing services, pressure-sensitive labels, and e-procurement services. The Company markets its products and services primarily through direct sales organizations operating throughout the United States.

The accounting policies that affect the more significant elements of the financial statements are summarized below.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR

The Company's fiscal year is the 52 or 53-week period ending the Sunday nearest to December 31. Fiscal years 2001, 2000, and 1999 ended on December 30, 2001, December 31, 2000, and January 2, 2000, respectively. Fiscal years 2001, 2000 and 1999 each included 52 weeks.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of The Standard Register Company and its wholly owned subsidiaries (collectively, the Company) after elimination of intercompany transactions, profits and balances.

CASH EQUIVALENTS

The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments.

TRADING SECURITIES

Securities are classified as trading when held for short-term periods in anticipation of market gains and are reported at fair market value, with unrealized gains and losses included in income.

INVENTORIES

Inventories are valued at the lower of cost or market. Substantially all inventory costs are determined by the last-in, first-out (LIFO) method. Finished products include printed forms stored for future shipment and invoicing to customers.

PLANT AND EQUIPMENT

Plant and equipment are stated at cost less accumulated depreciation. Costs of normal maintenance and repairs are charged to expense when incurred. Upon the disposition of assets, their cost and related depreciation are removed from the respective accounts and the resulting gain or loss is included in current income. Impairment of asset value is recognized whenever events or circumstances indicate that carrying amounts are not recoverable.


35

For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the depreciable assets. Depreciation expense from continuing operations was $45,419 in 2001, $50,683 in 2000, and $46,847 in 1999. Estimated asset lives are:

Classification	Years
Buildings and improvements	10-40
Machinery and equipment	5-15
Office furniture and equipment	5-15

REVENUE RECOGNITION

The Company generally recognizes product and related services revenue upon shipment to the customer, legal title passing to the customer, and satisfaction of all significant obligations of the contract. Under contractual arrangements with some customers, custom forms, which are stored for future delivery, are recognized as revenue when manufacturing is complete and the order is invoiced under normal credit terms. Revenue from equipment service contracts is recognized ratably over the term of the contract.

INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial and tax bases, using enacted rates.

DERIVATIVE INSTRUMENTS

The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" (see Note 13).

EARNINGS PER SHARE

Basic earnings per share is the per share allocation of net income available to shareholders based on the weighted average number of shares outstanding during the period. Diluted earnings per share represents the per share allocation of net income based on the weighted average number of shares outstanding plus all common shares that potentially could have been issued under the Company's stock option program.

STOCK-BASED COMPENSATION

The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Pro forma information regarding net income and earnings per share, as calculated under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," are disclosed for stock options in Note 10.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents net income (loss) and any revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America, are excluded from net income and recog-



nized directly as a component of shareholders' equity. Components of comprehensive income (loss) for the Company include net income (loss), the minimum pension liability adjustment, and the fair value of derivatives adjustment.

ENGINEERING AND RESEARCH

Engineering and research costs are charged to expense as incurred. These costs relate to the development of new products and to the improvement of existing products and services. These efforts are entirely company sponsored.

COSTS OF COMPUTER SOFTWARE

The Company accounts for the costs of software developed for internal use and web-site development costs according to Accounting Standards Executive Committee Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use." Such costs have generally been expensed in accordance with the application provisions of this SOP.

ADVERTISING

The Company expenses costs of advertising as incurred.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

SHIPPING AND HANDLING FEES

In 2001, the Company adopted Emerging Issues Task Force (EITF) 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF 00-10 requires companies to classify shipping and handling fees billed to customers as revenues and classify shipping and handling costs paid to vendors as cost of sales. Previously, such revenues and related expenses were netted in revenues. The adoption of this standard increased both net sales and cost of sales by approximately $82,818, $90,672, and $69,183 for 2001, 2000, and 1999, respectively, and thus had no impact on reported earnings. Previously reported quarterly sales have been increased to reflect implementation of EITF 00-10 (see Note 18).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 141, "Business Combinations," which addresses the financial accounting and reporting for business combinations. SFAS No. 141 requires that all business combinations be accounted for by a single method (the purchase method), modifies the criteria for recognizing intangible assets, and expands disclosure requirements. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. It is anticipated that SFAS No. 141 will not have a material effect on the financial position or results of operations of the Company.

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets. Intangible assets that are acquired in an acquisition should be recognized and, if necessary, amortized. It also requires that goodwill and intangible assets that have indefinite useful lives not be amortized, but rather tested at least annually for impairment using a fair-value-based test, and intangible assets that have finite useful lives be amortized over their useful lives. In addition, SFAS No. 142 expands the disclosure requirements about goodwill and other intangible assets in the years subsequent to their acquisition. The Company must adopt SFAS No. 142 in fiscal year 2002. Goodwill and intangible assets acquired after June 30, 2001, are subject immediately to the provisions of SFAS No. 142. It is anticipated that SFAS No. 142 will not have a material effect on the financial position or results of operations of the Company.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This statement will require the Company to record a long-lived asset and related liability for the estimated future costs of retiring certain assets. The estimated asset retirement obligation, discounted to reflect present value, will grow to reflect accretion of the interest component. The related retirement asset will be amortized over the economic life of the related asset. Upon adoption of this statement, a cumulative effect of a change in accounting principle would be recorded at the beginning of the effective year to recognize the deferred asset and related accumulated amortization to date, and the estimated discounted asset retirement liability together with cumulative accretion since the inception of the liability. The Company will perform assessments and obtain the appraisals required to estimate the future retirement costs. The Company has not evaluated the potential effect, if any, of this standard, and cannot currently estimate the cumulative effect, if any, of this change in accounting principle. Currently, the Company plans to adopt this statement during the first quarter of fiscal 2003.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement is effective for all fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. SFAS No. 144 establishes an accounting model for long-lived assets, including discontinued operations, to be disposed of by sale. This statement requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. It is anticipated that SFAS No. 144 will not have a material effect on the financial position or results of operations of the Company.

NOTE 2 – Restructuring and Asset Impairment Charges

2001 RESTRUCTURING

In January 2001, the Company announced a plan to restructure its operations (the Plan). The Plan intended to deliver cost reductions through the reduction of overhead, the consolidation of plants, warehouses, and sale offices, and the alignment of Corporate resources with its future business model. Costs to be incurred included severance and employer related costs, contract exit and termination costs, inventory and other asset write-downs and other costs directly related to the restructuring effort. Based upon original estimates, the Plan was expected to result in a total charge of $69,934 ($41,524, after tax) that was recorded in the first quarter of 2001.

Due to the nature of the charges and the duration of the program, estimates of the timing and amount of cost savings required significant judgment and changed during 2001. The Plan resulted in the closing of 25 production facilities. In addition, 149 sales offices and 29 warehouses were consolidated into other locations. In connection with the closing of these facilities, the Company recorded $24,288 in severance and employer related costs related to the elimination of 2,330 positions Company wide. The employment reduction primarily affected employees in the manufacturing, sales, warehousing, and administrative positions. The remaining liability balance is expected to be paid in 2002.

Liabilities recorded for contract exit and termination costs aggregated $20,814 and include $12,837 for various contractual commitments on leased facilities. The majority of the $13,202 inventory and other assets write-downs are in relation to excess supplies inventory and inventory from lost customers due to the restructuring program. The remaining liability balance of contract exit and termination costs is expected to be paid through 2006.

Pre-tax components of the restructuring activity in fiscal 2001 were as follows:

	2001 RESTRUCTURING EXPENSE	CHARGES DIRECTLY TO RESTRUCTURING EXPENSE	RECONCILIATION OF ACCRUAL			
			CHARGES TO RESTRUCTURING ACCRUAL	ADJUSTMENTS TO CHARGES TO RESTRUCTURING ACCRUAL	INCURRED IN 2001	BALANCE ACCRUED AT DECEMBER 30, 2001
Severance and employer related costs	$24,288	$ —	$30,916	$ (6,628)	$(21,115)	$ 3,173
Contract exit and termination costs	26,701	5,887	21,297	(483)	(9,112)	11,702
Inventories and other asset write-downs	18,994	5,792	17,721	(4,519)	(13,064)	138
Implementation costs	14,031	14,031	—	—	—	—
Total	$84,014	$25,710	$69,934	$(11,630)	$(43,291)	$15,013

In addition to the original charge, the Company incurred $5,887 of contract exit and termination costs and $5,792 of inventory and other asset write-downs that were in excess of the originally estimated charges and charged directly to restructuring expense. Implementation costs related to the relocation of equipment and personnel from closed facilities were also charged directly to restructuring expense as incurred.

2000 RESTRUCTURING

In the first and fourth quarters of 2000, the Company announced the reduction of 364 employees and the closing of four production facilities. In connection with this program, the Company recorded a provision of $24,633 ($14,915 after tax). At December 31, 2000, this program had $6,932 remaining in the liability balance. As of December 30, 2001, this program has been substantially completed and the remaining liability balance is $294. The remaining liability is for non-cancelable lease obligations. There were no material changes to the program since its announcement in the first and fourth quarters of 2000.

PREVIOUS RESTRUCTURING

At December 31, 2000, the restructuring plan established with the acquisition of Uarco, Inc. had $1,651 remaining in the liability balance. As of December 30, 2001, this program has been completed and has no remaining liability balance.

2001 IMPAIRMENT

In conjunction with the reorganization, management performed a review of its existing property and equipment and, based on its evaluation, determined that there was a significant impairment of long-lived assets associated with plants that were closed. Certain assets that had no long-term strategic value were either written off or written down to estimated fair market value if the asset was to be sold. The amount of non-cash write-offs related to impaired assets was $41,512.

2000 IMPAIRMENT

In the fourth quarter of 2000, the Company completed a balance sheet review that identified assets whose carrying amounts are not recoverable. As a result of this review, the Company recorded asset impairment charges totaling $73,746. These charges include the write-off of goodwill of $48,129, write-off of unamortized software costs of $6,280, $17,242 of machinery and equipment write-downs, and a $2,095 investment impairment.

The write-off of goodwill is based on the market value method of assessing enterprise level goodwill for impairment. The impairment of goodwill results from the continued decline during 1999 and 2000 of the market price of the Company's stock. The software cost write-off relates to license fees and other costs incurred for projects that were subsequently abandoned. The machinery and equipment write-downs relate to idle manufacturing assets held for disposal. The investment impairment is recognized for permanent decline in value of a company in which the Company had a 10% equity interest. In addition to the impairment, goodwill amortization for 2000 and 1999 was $4,011.

NOTE 3 – Discontinued Operations

On April 1, 1999, the Company sold substantially all of the business and operating assets of its Communicolor promotional direct mail operation for approximately $97,900 in cash. The transaction resulted in a gain of $15,670, net of income taxes of $10,568. This business has been accounted for as a discontinued operation and the operating results of Communicolor have been excluded from continuing operations and reported as a separate line on the statement of income for fiscal year 1999. Revenue reclassified to discontinued operations was $16,053 for fiscal year 1999.

NOTE 4 – Inventories

Inventories are valued at the lower of cost or market determined by the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method had been used, these inventories would have been $38,348 higher at December 30, 2001, and $42,003 higher at December 31, 2000.

Inventories at the respective year-ends are as follows:

	DECEMBER 30, 2001	December 31, 2000
Finished products	**$57,899**	$104,806
Jobs in process	**9,215**	18,451
Materials and supplies	**6,928**	8,555
Total	**$74,042**	$131,812

During fiscal years 2001 and 2000, inventory quantities were reduced. These reductions resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current year purchases, the effect of which decreased cost of sales by approximately $5,809 and $464 and decreased net loss by approximately $3,470 and $274 or $0.13 and $0.01 per share for fiscal years 2001 and 2000, respectively.

NOTE 5 – Long-Term Debt

Long-term debt consists of the following:

	DECEMBER 30, 2001	December 31, 2000
Revolving credit facility	**$200,000**	$200,000
Industrial development revenue bonds	**2,930**	3,520
Total	**202,930**	203,520
Less current portion	**630**	590
Long-term portion	**$202,300**	$202,930

The Company has a $255,000 unsecured revolving credit facility agreement with ten banks. The agreement provides a four-year commitment of up to $170,000, maturing May 2005 and a one-year commitment plus a one-year term loan extension at the Company's option, maturing May 2003, of up to $85,000. The credit facility incurs interest at a floating rate of the London Interbank Offered Rate (LIBOR) plus a spread dependent upon the Company's net debt to total capital ratio. At December 30, 2001, the Company had borrowings outstanding under this agreement of $200,000.

At December 31, 2000, the Company had borrowings outstanding of $200,000 under a $300,000 revolving credit agreement that was replaced by the current agreement on May 11, 2001.

The Company entered into a $200,000 five-year interest rate swap that fixed the Company's borrowing rate at 5.84% plus the spread and bank fees through January 2003 (see Note 13). The all-in annual fixed cost of the $200,000 of borrowings under the credit facility agreement is 6.65% and 6.09% at December 30, 2001, and December 31, 2000, respectively.

Long-term debt also includes industrial development revenue bonds issued by Rutherford County, Tennessee. Interest is payable semi-annually at 6.125%. Required annual bond principal payments subsequent to fiscal 2001 are as follows: 2002 - $630 and 2003 - $2,300.

NOTE 6 – Income Taxes

The provision (benefit) for income taxes, relating to continuing operations, consists of the following:

	2001	2000	1999
Current:			
Federal	**$(23,353)**	$ 1,714	$16,067
State and local	**(996)**	427	2,857
	(24,349)	2,141	18,924
Deferred	**(10,635)**	(19,655)	14,873
Total	**$(34,984)**	$(17,514)	$33,797

The significant components of the deferred tax expense (benefit) are as follows:

	2001	2000	1999
Depreciation	**$(11,085)**	$ 3,929	$ 4,114
Goodwill impairment	**1,615**	(19,379)	—
Restructuring	**(2,692)**	(3,471)	—
Pension	**5,570**	3,087	5,775
Inventories	**752**	44	459
State and local income tax benefit	**(2,165)**	—	—
Federal tax credit	**(1,555)**	—	—
Compensation and benefits	**399**	(2,544)	(483)
Accounts and notes receivable	**(1,858)**	(1,112)	4,236
Retiree health care benefits	**779**	550	359
Litigation	**484**	(805)	—
Other	**(879)**	46	413
Total	**$(10,635)**	$(19,655)	$14,873

The components of the current net deferred tax asset and long-term net deferred tax liability are as follows:

	DECEMBER 30, 2001	December 31, 2000
Deferred tax asset:		
Allowance for doubtful accounts	$ 3,660	$ 2,512
Inventories	2,275	3,027
State and local income tax benefit	2,165	—
Federal tax credit	1,555	—
Compensation and benefits	11,279	11,678
Restructuring	6,163	3,471
Litigation	321	805
Other	891	280
Total current asset	$ 28,309	$ 21,773
Deferred tax liability:		
Depreciation	$ 19,079	$ 30,164
Notes receivable	(710)	—
Goodwill impairment	(17,764)	(19,379)
Pension	44,327	38,890
Retiree health care benefits	(20,480)	(21,259)
Interest rate swap	(3,420)	—
Other	(57)	211
Total long-term liability	$ 20,975	$ 28,627

The reconciliation of the statutory federal income tax rate and the effective tax rate follows:

	2001	2000	1999
Statutory federal income tax rate	(35.0)%	(35.0)%	35.0%
State and local income taxes	(5.3)	(5.3)	5.3
Capital loss	—	1.8	—
Utilization of capital loss carryover	(1.5)	—	(2.3)
Other	0.3	1.0	(0.3)
Effective tax rate	(41.5)%	(37.5)%	37.7%

NOTE 7 – Capital Structure

The Company has two classes of capital stock issued and outstanding, Common and Class A. These are equal in all respects except voting rights and restrictions on ownership of Class A stock. Each of the 22,909,864 shares of Common outstanding has one vote, while each of the 4,725,000 outstanding shares of Class A is entitled to five votes. Class A stock is convertible into Common stock on a share-for-share basis at which time ownership restrictions are eliminated.

The Company repurchased Common stock shares for treasury as follows: 2001 – 49,068 shares at average cost of $15.50; 2000 – 24 shares at average cost of $25.95; and 1999 – 1,137,901 shares at average cost of $24.79.

NOTE 8 – Common Stock Held in Grantor Trust

During 1998, the Company established a grantor trust ("Trust") to fund the Company's obligations under a deferred compensation plan for eligible participants. The benefits payable from the Trust are included in the "Deferred compensation" liability shown on the Company's balance sheet. Although the Trust is funded with both cash and shares of the

Company's common stock, obligations under the deferred compensation plan are intended to be settled only in cash. Therefore, the shares of the Company's common stock held by the Trust are not considered to be potentially dilutive. Company shares held by the Trust were 118,539 and 105,443 at December 30, 2001, and December 31, 2000, respectively.

Company shares funding the Trust are recorded as "Common stock held in grantor trust" at their fair market value as of the transfer date. "Capital in excess of par value" is increased for any differences between the cost of the shares and their recorded fair value. Increases or decreases in the deferred compensation liability, that result from changes in the value of the Company's common stock held by the Trust, are recognized in current income.

NOTE 9 – Earnings per Share

The number of shares outstanding for calculation of earnings per share (EPS) is as follows:

(Shares in thousands)	**2001**	2000	1999
Weighted average shares outstanding - basic	**27,602**	27,401	28,051
Dilutive effect of stock options	**—**	—	96
Weighted average shares outstanding - diluted	**27,602**	27,401	28,147

The effects of stock options on diluted EPS are reflected through the application of the treasury stock method. Under this method, proceeds received by the Company, based on assumed exercise, are hypothetically used to repurchase the Company's shares at the average market price for the period. Outstanding options to purchase 1,273 shares during fiscal year 1999 were not included in the computation of diluted EPS because the exercise prices of the options were greater than the average market price of the shares; therefore, the effect would be anti-dilutive. Due to the net loss incurred in fiscal years 2001 and 2000, no outstanding options were included in the diluted EPS computation because they would automatically result in anti-dilution.

NOTE 10 – Stock Options and Restricted Stock

The Company has a plan under which stock options may be granted to officers and key employees for the purchase of a maximum of 3,000,000 shares of common stock. Under the terms of the plan, options may be either incentive or non-qualified. The options have a term of ten years. The exercise price per share, determined by a committee of the Board of Directors, may not be less than the fair market value on the grant date. The options are exercisable over periods determined when granted.

The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the Company's financial statements. Had compensation cost for the Company's stock option plan been determined based on the fair value of such awards at the grant dates, consistent with the methods of SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's total and per share net income would have been reduced as follows:

		2001	2000	1999
Net income (loss)	As reported	**$(49,333)**	$(29,175)	$70,901
	Pro forma	**(49,343)**	(29,351)	67,852
Basic earnings per share	As reported	**$ (1.79)**	$ (1.06)	$ 2.53
	Pro forma	**(1.79)**	(1.07)	2.42
Diluted earnings per share	As reported	**$ (1.79)**	$ (1.06)	$ 2.52
	Pro forma	**(1.79)**	(1.07)	2.41

The weighted average fair values of options granted in fiscal years 2001, 2000, and 1999 were estimated at $5.88, $3.05, and $7.82 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2001	2000	1999
Risk-free interest rate	4.2%	5.8%	5.5%
Dividend yield	4.6%	4.6%	2.8%
Expected life	5 years	5 years	5 years
Expected volatility	30.3%	30.9%	29.5%

The stock option activity is summarized as follows:

	2001		2000		1999	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,137,092	$23.070	1,564,890	$30.424	1,757,340	$30.385
Granted	436,000	18.950	912,870	13.157	18,000	29.049
Exercised	(8,000)	15.438	—	—	(40,950)	20.125
Canceled	(322,856)	26.571	(340,668)	29.862	(169,500)	32.363
Outstanding, end of year	2,242,236	21.722	2,137,092	23.070	1,564,890	30.424

Following is a summary of the status of stock options outstanding at December 30, 2001:

NUMBER OUTSTANDING	NUMBER EXERCISABLE	EXERCISE PRICE	REMAINING TERM
204,250	204,250	$20.125	4 years
105,000	105,000	32.375	5 years
110,600	107,400	35.313	6 years
400,300	244,400	34.125	7 years
149,396	137,467	30.250	7 years
5,000	5,000	28.975	8 years
150,670	93,174	15.053	9 years
706,520	186,125	12.625	9 years
48,500	—	16.108	10 years
15,000	—	16.117	10 years
347,000	—	19.470	10 years

Certain officers of the Company participate in a restricted stock program. In fiscal years 2001 and 2000, the Company awarded 38,000 and 168,839 restricted shares of common stock, respectively. The market value of these shares awarded for fiscal years 2001 and 2000 were $477 and $2,079, respectively. These amounts are recorded as unearned compensation-restricted stock and are shown as a reduction of shareholders' equity. Unearned compensation is being amortized to expense over vesting periods of three, four and five years, and amortization for fiscal years 2001 and 2000 amounted to $685 and $98, respectively. In fiscal 2001 there were forfeitures of 3,000 restricted shares with a market value of $37.

All restricted stock program participants are entitled to receive cash dividends and to vote their shares. However, the sale or transfer of these shares are restricted during the vesting period. In addition, participants are entitled to future restricted stock awards in 2002 if certain financial objectives are achieved.

NOTE 11 – Pension Plans

The Company has qualified defined benefit plans covering substantially all of its employees. The benefits are based on years of service and the employee's compensation at the time of retirement, or years of service and a benefit multiplier. The Company funds its pension plans based on allowable federal income tax deductions. Contributions are intended to provide not only for benefits attributed to service to date but also for benefits expected to be earned in the future. The Company also has two non-qualified plans that provide benefits in addition to those provided in the qualified plans.

Pension fund assets are invested in a broadly diversified portfolio consisting primarily of publicly-traded common stocks and fixed income securities.

The following sets forth the reconciliation of the benefit obligations and plan assets and the funded status for all Company pension plans:

	2001	2000
CHANGE IN BENEFIT OBLIGATION		
Benefit obligation at beginning of year	**$411,220**	$403,831
Service cost	**11,873**	12,203
Interest cost	**27,707**	29,469
Early retirement window	**—**	4,064
Amendments	**—**	(88)
Actuarial loss	**32,839**	13,258
Benefits paid	**(76,201)**	(51,517)
Benefit obligation at end of year	**$407,438**	$411,220
CHANGE IN PLAN ASSETS		
Fair value of plan assets at beginning of year	**$494,185**	$484,946
Actual return on plan assets	**(40,923)**	56,974
Participants' contributions	**—**	870
Employer contributions	**7,723**	2,912
Benefits paid	**(76,201)**	(51,517)
Fair value of plan assets at end of year	**$384,784**	$494,185
Funded status	**$ (22,654)**	$ 82,965
Unrecognized net actuarial loss	**130,518**	8,682
Unrecognized prior service cost	**2,224**	4,938
Minimum pension liability	**(2,411)**	(2,309)
Prepaid pension expense shown in balance sheet	**$107,677**	$ 94,276
MINIMUM PENSION LIABILITY		
Intangible asset	**$ 514**	$ 745
Deferred income tax benefit	**764**	630
Accumulated other comprehensive losses	**1,133**	934
Total	**$ 2,411**	$ 2,309

Net periodic benefit income includes the following components:

	2001	2000	1999
Service cost of benefits earned	**$11,873**	$12,203	$11,778
Interest cost on projected benefit obligation	**27,707**	29,469	29,587
Expected return on plan assets	**(48,395)**	(52,773)	(51,987)
Amortization of prior service costs	**1,861**	2,348	2,358
Curtailment loss	**853**	568	—
Amortization of net loss from prior periods	**321**	232	160
Cost of early retirement window	**—**	4,064	—
Net periodic benefit income	**$ (5,780)**	$ (3,889)	$ (8,104)

The fluctuation in unrecognized net actuarial loss for 2001 compared with 2000 is due primarily to the actual return on plan assets for 2001 being less than the expected return and changing the discount rate for the determination of the accumulated benefit obligations for 2001 from 7.5% to 7.0%.

The weighted average discount rates used in determining the actuarial present value of the projected benefit obligation were 7.0% for 2001 and 7.5% for 2000 and 1999. The rate of increase for future compensation levels used in determining the obligation was 5.0% for 2001, 2000, and 1999. The expected long-term rate of return on plan assets was 10.0% in 2001 and 10.5% in 2000 and 1999.

The Company's two non-qualified plans have no plan assets. The total unfunded projected benefit obligations of these two plans were $15,122, $21,477, and $18,406 at the respective 2001, 2000, and 1999 year-ends. The related accumulated benefit obligations were $12,197; $17,808; and $14,857 at the same respective year-ends.

Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan. Expenses recorded for employer matching contributions under this plan totaled $2,542; $2,913; and $1,172 for 2001, 2000, and 1999, respectively.

NOTE 12 – Postretirement Benefits Other Than Pensions

In addition to providing pension benefits, the Company provides certain health care benefits for eligible retired employees. The following table sets forth the reconciliation of the benefit obligation and the funded status for this plan:

	2001	2000
CHANGE IN ACCUMULATED POSTRETIREMENT BENEFIT OBLIGATION		
Beginning balance	**$ 41,571**	$49,884
Service cost	**—**	—
Interest cost	**3,000**	3,588
Amendments	**—**	(8,951)
Actuarial loss	**14,452**	1,499
Net retiree benefits paid	**(4,021)**	(4,449)
Ending balance	**$ 55,002**	$41,571
Plan assets	**—**	—
Funded status	**$ 55,002**	$41,571
Unrecognized net actuarial (loss) gain	**(12,375)**	2,276
Unrecognized prior service cost	**8,235**	8,951
Retiree health care obligation shown in balance sheet	**$ 50,862**	$52,798

The components of postretirement benefit cost are as follows:

	2001	2000	1999
Service cost	$ —	$ —	$ —
Interest cost	3,000	3,588	3,587
Amortization of prior service cost	(716)	—	—
Amortization of net gain from prior periods	(199)	(411)	(240)
Net postretirement benefit cost	$2,085	$3,177	$3,347

The funding policy is to pay claims as they occur. Payments for postretirement health benefits, net of retiree contributions, amounted to $4,021, $4,449, and $4,240 in 2001, 2000, and 1999, respectively.

The fluctuation in unrecognized net actuarial loss in 2001 compared with unrecognized net actuarial gain in 2000 is due primarily to changing the discount rate for the determination of the accumulated postretirement benefit obligation from 7.5% to 7.0%.

The accumulated benefit obligation was determined using the unit credit method and assumed discount rates of 7.0% for 2001 and 7.5% for 2000 and 1999. The assumed current health care cost trend rate is 8.5% in 2001 and 8.0% in 2000 and 1999, and gradually decreases to 5.0% in the year 2007.

A one percent increase in the assumed health care cost trend rate would result in a $346 increase in the interest component of expense for 2001 and a $6,044 increase in the postretirement benefit obligation at December 30, 2001. Similarly, a one percent decrease would result in a $307 decrease in the interest component of 2001 expense and a $5,372 decrease in the postretirement benefit obligation at December 30, 2001.

NOTE 13 – Derivative Financial Instruments

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which was amended in June 2000 by SFAS No. 138. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. The new standards require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in fair value of cash flows of the asset or liability hedged.

The Company has entered into an interest rate swap contract under which the Company agrees to pay a fixed-rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable-rate amount times a notional principal amount. Interest rate swaps are contractual agreements between two parties for the exchange of interest payments on notational principal amount and agreed upon fixed or floating rates, for defined time periods. The notional amounts of the contract are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by an agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract.

The interest rate swap contract under which the Company agreed to pay a fixed rate of interest is considered to be a hedge against the change in the amount of future cash flows associated with the Company's interest payments of the Company's variable-rate debt obligations. Accordingly, this interest rate swap contract is reflected at fair value in the Company's consolidated balance sheet and the related gains or losses on this contract are deferred in shareholders' equity as a component of comprehensive income. These deferred gains or losses are then amortized as an adjustment to interest expense over the same period in which the related interest payments that are being hedged are recognized in income. However, to the extent that any of these contracts are not considered to be perfectly effective in offsetting the change in the value of interest payments being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income. The net effect of this accounting on operating results is that interest expense on the portion of variable-rate debt being hedged is generally recorded based on fixed interest rates.

At December 30, 2001, the Company had an interest rate swap contract to pay fixed rates of interest (average rate of 5.84%) and receive variable rates of interest (average three-month LIBOR rate of 1.88%) on $200,000 notional principal amount of indebtedness. This agreement terminates on January 27, 2003.

The Company adopted SFAS No. 133, as amended, on January 1, 2001, resulting in a cumulative effect of approximately $1,002 after-tax ($1,677 pre-tax) being credited to other comprehensive income. At December 30, 2001 the Company has recorded a liability for the fair value of this interest rate swap of $8,493, net of taxes of approximately $3,420. This amount is reflected in other comprehensive income, as the Company has designated the contract as a cash flow hedge.

In the unlikely event that the counterparty fails to perform under the contract, the Company bears the credit risk that payments due to the Company, if applicable, may not be collected.

NOTE 14 – Segment Reporting

On January 25, 2001, the Company announced a new business strategy designed to recover the market value of the Company and establish a platform for long-term earnings growth and shareholder return. As part of this new business strategy, the Company has migrated from a single functional organizational structure to four strategic business units with distinct profiles and missions primarily organized along product lines: *Document Management*, *Fulfillment Services, Label Solutions* and *SMARTworks.com, Inc.*

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires companies to provide certain information about their operating segments. As of the fourth quarter 2001, the Company is operating under the new business strategy and thus has four reporting segments subject to SFAS No. 131. *Document Management* provides a wide array of printed documents and selected services that facilitate the recording, storage, and communication of business information. *Document Management* consists principally of business forms, PC-based printing systems, secure documents, form/label combinations, digital print networks, print-on-demand and document related equipment. *Document Management* consists of six business units that have been aggregated for segment reporting purposes. *Fulfillment Services* is focused on outsourcing services. Document outsourcing is the delegation to a supplier of the creation, production, processing, printing, mailing or electronic transmission, or fulfillment of any type of printed or electronic documents. *Fulfillment Services* produces personalized statements, customized kits, warehousing and kitting operations, retail cards, commercial printing and print and mail type services. *Label Solutions* provides products and services relating to flexographic, screen and offset printed labels, bar code/automatic ID systems, pressure sensitive labels, compliance labels and variable image products. *Label Solutions* produces distribution labels, screen-printed labels and other pressure sensitive labels. *SMARTworks.com* operates as an Application Service Provider (ASP) of its own Web application. Operating as an ASP, *SMARTworks.com* offers an end-to-end solution for procuring, managing and significantly reducing the overall cost of paper and electronic documents across all broad print categories.

The segments are managed and reported internally primarily by the type of products they produce and the markets they serve. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on operating income. No single customer provided more than 10% of the Company's revenue in 2001.

Due to the Company's reporting requirements under SFAS No. 131, the Company is required to restate prior period information. The Company did not classify assets by segments prior to the reorganization that commenced during 2001. As a result, it is not practicable to discern asset related information and depreciation expense for 2000 and 1999 for the designated segments. Accordingly, 2000 and 1999 realigned asset related information and depreciation expense amounts have not been presented. The SMARTworks.com subsidiary began operations during the third quarter of 2000.

Information about the Company's operations by segment is as follows:

		Document Management	Fulfillment Services	Label Solutions	SMART-works.com	Total
Revenue from external customers	**2001**	**$ 928,045**	**$ 120,811**	**$ 138,704**	**$ 37**	**$ 1,187,597**
	2000	1,062,182	117,744	173,833	—	1,353,759
	1999	1,120,523	101,935	171,528	—	1,393,986
Intersegment revenues	**2001**	**$ —**	**$ —**	**$ —**	**$ 7,805**	**$ 7,805**
	2000	—	—	—	3,352	3,352
Operating income (loss)	**2001**	**$ 57,439**	**$ 533**	**$ 7,413**	**$(10,961)**	**$ 54,424**
	2000	71,065	1,354	6,494	(4,264)	74,649
	1999	98,759	618	11,177	—	110,554
Identifiable assets	**2001**	**$ 373,794**	**$ 46,096**	**$ 51,317**	**$ 6,367**	**$ 477,574**
Fixed asset additions	**2001**	**$ 14,842**	**$ 2,917**	**$ 1,163**	**$ 3,038**	**$ 21,960**
Depreciation	**2001**	**$ 27,009**	**$ 4,284**	**$ 3,166**	**$ 1,098**	**$ 35,557**

Reconciling information between reportable segments and the Company's consolidated financial statements is as follows:

	2001	2000	1999
REVENUES FROM EXTERNAL CUSTOMERS	**$1,187,597**	$1,353,759	$1,393,986
Corporate and unallocated	**8,838**	—	—
Total consolidated revenues	**$1,196,435**	$1,353,759	$1,393,986
OPERATING INCOME (LOSS)	**$ 54,424**	$ 74,649	$ 110,554
Other deductions	**(3,200)**	(3,446)	(1)
LIFO adjustment	**(431)**	(5,562)	(5,035)
Goodwill amortization	**—**	(4,010)	(4,009)
Asset impairment	**(41,512)**	(73,746)	—
Restructuring	**(84,014)**	(24,633)	—
Total other expense	**(9,584)**	(9,941)	(11,972)
Income (loss) from continuing operations before income taxes	**$ (84,317)**	$ (46,689)	$ 89,537
IDENTIFIABLE ASSETS	**$ 477,574**		
Corporate and unallocated	**360,209**		
Total consolidated assets	**$ 837,783**		
FIXED ASSET ADDITIONS	**$ 21,960**		
Corporate and unallocated	**3,687**		
Total consolidated fixed asset additions	**$ 25,647**		
DEPRECIATION	**$ 35,557**		
Corporate and unallocated	**9,862**		
Total consolidated depreciation	**$ 45,419**		

NOTE 15 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and equivalents, short-term investments, and trade receivables. The Company's credit risk with respect to trade receivables is, in management's opinion, limited due to industry and geographic diversification. As disclosed on the balance sheet, the Company maintains an allowance for doubtful accounts to cover estimated credit losses.

NOTE 16 – Fair Value of Financial Instruments

	DECEMBER 30, 2001		December 31, 2000	
	FAIR VALUE	CARRYING AMOUNT	Fair Value	Carrying Amount
Assets				
Cash and equivalents	**$163,502**	**$163,502**	$ 56,381	$ 56,381
Trading securities	**290**	**290**	295	295
Interest rate swap	**—**	**—**	1,677	—
Liabilities				
Long-term debt, including current portion	**$202,949**	**$202,930**	$203,552	$203,520
Interest rate swap	**8,493**	**8,493**	—	—

The carrying amount of cash equivalents approximates fair value because of the short maturities of those instruments. The fair value of trading securities is based on quoted market prices. The fair values of the interest rate swap and long-term debt are estimated using discounted cash flow analyses based on the Company's assumed incremental borrowing rates for similar types of borrowing arrangements and are supplemented with quotes from counterparties. The interest rate swap represents amounts that the Company would pay (December 30, 2001) or receive (December 31, 2000) to terminate/replace this contract. The Company has no present plans to terminate/replace significant portions of this contract.

NOTE 17 – *Commitments and Contingencies*

Purchase commitments for capital improvements aggregated $269 at December 30, 2001. Also, the Company has purchase commitments for equipment for resale of $963 at December 30, 2001. The Company has no purchase agreements with suppliers extending beyond normal quantity requirements.

The Company is obligated under several leases expiring at various dates. Annual expense under these leases was $31,281 in 2001, $45,357 in 2000, and $46,223 in 1999.

Rental commitments under existing leases at December 30, 2001, are:

	Real Estate	Sales Offices	Transportation Equipment	Computer and Other Equipment	Total
2002	$10,611	$6,749	$210	$3,729	$21,299
2003	8,887	4,517	210	2,376	15,990
2004	5,620	2,683	210	944	9,457
2005	4,109	1,572	88	293	6,062
2006	2,763	680	88	11	3,542
Later years	1,356	48	82	1	1,487

In the opinion of management, no litigation or claims, including proceedings under governmental laws and regulations related to environmental matters, are pending against the Company which will have an adverse material effect on its financial condition.

NOTE 18 – *Quarterly Financial Data (Unaudited)*

Summarized quarterly financial data follow:

	QUARTERS ENDED			
(Dollars in thousands, except per share amounts)	**APRIL 1, 2001**	**JULY 1, 2001**	**SEPTEMBER 30, 2001**	**DECEMBER 30, 2001**
Revenue	**$317,597**	**$314,971**	**$278,174**	**$285,693**
Gross margin*	**113,686**	**100,259**	**89,638**	**111,513**
Net income (loss)	**(61,094)**	**1,913**	**(1,429)**	**11,277**
Basic and diluted earnings per share	**(2.22)**	**0.07**	**(0.05)**	**0.41**

	Quarters Ended			
(Dollars in thousands, except per share amounts)	April 2, 2000	July 2, 2000	October 1, 2000	December 31, 2000
Revenue	$336,879	$340,889	$324,680	$351,311
Gross margin*	119,601	122,483	117,353	121,719
Net income (loss)	(1,915)	10,403	8,356	(46,019)
Basic and diluted earnings per share	(0.07)	0.38	0.31	(1.67)

* *Revenue less cost of sales.*

2001 Total Shareholder Returns


Standard Register
S&P 500
S&P Smallcap 600
Russell 2000
$1,400
$1,200
$1,000
$800
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

An investment of $1,000 in Standard Register stock at the start of 2001 grew to $1,393 at year-end through price appreciation and dividends reinvested, outpacing total shareholder returns of most stock indices.

Market Price per Share

(in dollars)


High
18.75
15.50
16.00
15.50
18.65
18.90
19.40
19.55
12.06
Low
12.56
12.37
11.93
14.00
15.52
14.50
14.75
Close
12.87 14.25 16.00 14.25 16.30 17.45 14.50 18.53
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01
Dividend Paid per Share
0.23 0.23 0.23 0.23 0.23 0.23 0.23 0.23

The range of Standard Register stock prices and dividend per share in each quarter is reflected above.

SHAREHOLDER SERVICES

SHAREHOLDERS

There are approximately 3,300 shareholders of record of the Company's Common Stock and 16 shareholders of record of the Company's Class A Stock. Management estimates the number of beneficial owners of the Company's securities to be approximately 7,500. The shares of The Standard Register Company are traded on the New York Stock Exchange under the symbol SR.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Wednesday, April 17, 2002, at 11:00 a.m. Eastern Daylight Savings Time at Company Headquarters, Dayton, Ohio. A formal notice will be mailed to each shareholder of record prior to the meeting.

FORM 10-K REPORT

Upon request, the Company will provide a copy of its Annual Report on Form 10-K. Requests should be addressed to Secretary, The Standard Register Company, P.O. Box 1167, Dayton, OH 45401.
Phone (937) 221-1506.

TRANSFER AGENT AND REGISTRAR

For assistance on stock transfers or the replacement of lost or stolen certificates, contact the Company's Transfer Agent and Registrar: EquiServe Trust Company, N.A., P.O. Box 8218, Boston, MA 02266-8218.
Phone (800) 633-4236.

TO OBTAIN COMPANY INFORMATION

The Company's Web site at www.standardregister.com contains investor information including SEC filings, audio archives of conference calls, news and financial information, stock prices, dividend history and other information about Standard Register.

DIVIDENDS

In 2001, the corporation paid a quarterly dividend of $0.23 per common share. Standard Register has paid dividends each quarter since going public in 1956.

DIVIDEND REINVESTMENT

The Company offers shareholders of record the opportunity to reinvest dividends. More information on this program is available on the Internet at www.standardregister.com. For more information or to enroll in the plan, contact Equiserv Trust Co., N.A., P.O. Box 8218, Boston, MA 02266-8218.
Phone (800) 633-4236.

ELECTRONIC DELIVERY OF PROXY MATERIALS

Standard Register offers electronic delivery of proxy materials and voting over the Internet. This option helps the Company reduce mailing expenses while improving shareholders' access to information. Registration for these services can be found by accessing the Company's Web site at www.standardregister.com.

Dennis L. Rediker*
President & Chief Executive Officer

Responsible for championing the growth of Standard Register as an industry-leading information solutions company.

His career includes serving 17 years with IBM, including positions in engineering management and national account sales as well as Senior Manager of Product Planning. At Mead Corporation, he served as Vice President of LexisNexis, Director of Corporate Strategy, and President of Mead's Worldwide Coated Board Division. In 1993 he joined English China Clays plc as President-American Pacific Division. He was elected Chief Executive of English China Clays plc and moved to London, England, in January 1996; he orchestrated the company's successful $2.4-billion merger with French minerals company Imerys before becoming CEO of Imerys' Pigments and Additives Group in 1999. Prior to joining Standard Register in 2000, he served on Standard Register's Board of Directors for five years. He holds a bachelor's degree in electrical engineering from the University of California.

Peter A. Dorsman*
Executive Vice President & Chief Operating Officer

Responsible for driving collaboration across business units to achieve operational excellence, customer loyalty and ongoing growth.

He previously served as Standard Register's Senior Vice President and General Manager of the Document Management & Systems Division and Senior Vice President-Manufacturing Operations. Before joining Standard Register, he served in several senior sales, marketing and management positions with NCR/AT&T. He holds a bachelor's degree in marketing, advertising and public relations from Syracuse University.

Donna L. Beladi*

Vice President – Business Development

Responsible for the strategic assessment of mergers, acquisitions, and equity investments for the company.

Prior to joining Standard Register, she was Associate Vice President of Strategy for NCR's Strategic Marketing Division. During her 15 years at NCR/AT&T, she served in a variety of technical, marketing and strategic-planning positions. She holds a master's degree in business administration from the University of Dayton and a bachelor's degree in psychology from Purdue University.

Craig J. Brown*
Senior Vice President – Treasurer & Chief Financial Officer

Responsible for guiding the company's financial strategy, planning, and financing.

He joined Standard Register as Vice President-Finance and Treasurer following the Company's acquisition of the Business Forms Division of Burroughs Corporation. While at Burroughs, he served in a variety of financial management positions. He holds master's and bachelor's degrees in business administration from Bowling Green State University.

Robert J. Crescenzi*

Vice President – Six Sigma

Responsible for implementing the Six Sigma methodology to help Standard Register achieve superior customer satisfaction, quality and operational efficiency.

Prior to joining Standard Register, he served as Vice President-Customer Satisfaction and Quality for the Enterprise Services and Solutions Group of Compaq Computer Corporation. He also held positions with General Electric and Norand. He has a bachelor's degree in electrical engineering from Rutgers University.

Jeffrey P. Kenny*

President – Label Solutions

Prior to joining Standard Register, he was Chief Operating Officer for WS Packaging Group and President and Chief Operating Officer for Superior Label Systems. Earlier he served in positions including General Manager of the Prime Label Business for the Fasson Roll Division of Avery Dennison. He holds a master's degree in business administration from Baldwin-Wallace College and a bachelor's degree in industrial engineering from West Virginia University.

Kathryn A. Lamme*
Vice President – Secretary & Deputy General Counsel

Responsible for legal and corporate governance matters.

Prior to joining Standard Register she was a partner at the Turner, Granzow & Hollenkamp law firm in Dayton, Ohio. She holds a law degree from the University of Dayton, a master's degree in social work from the University of Michigan and a bachelor's degree in history from Cornell University.

Mark E. Little*

President – Document Management

Before joining Standard Register, he served as Senior Vice President of Sales and Market Services for Kinko's Inc. Earlier, he led the San Francisco office of The Alexander Group, served in various sales and executive management positions at Achieve Global and was a management consultant with Booz, Allen & Hamilton. He holds a master's degree in business administration from the Stanford University Graduate School of Business and a bachelor's degree in American culture from Northwestern University.

Joseph P. Morgan

President & Chief Executive Officer of SMARTworks.com, Inc.

Prior to joining Standard Register, he served in a variety of executive management positions including CEO of Transvision, President and Chief Operating Officer of eflatbed.com, President and Chairman of the Board at Sony Chemicals Corporation of America, and Vice President of Electronic Printing at Flexcon. He holds a master's degree in business administration from Clark University, a bachelor's degree in chemistry from The College of the Holy Cross and a bachelor's degree in chemical engineering from Worcester Polytechnical Institute.

J. Doug Patterson*
Vice President & Chief Information Officer

Responsible for computing and communication infrastructures.

In his 24-year career with Standard Register, he has served in training, marketing, sales management and national account sales roles. Prior to joining Standard Register, he led a business unit that sold, developed, implemented and supported custom software solutions. He holds a bachelor's degree in general science from the University of Iowa.

Jeffrey R. Relick*
President – Fulfillment Services

Prior to joining Standard Register, he served as Vice President and Chief Operating Officer of SynXis Corporation, a developer of solutions that migrate content-rich publications to the Internet. He has also worked with Moore Corporation, RR Donnelley & Sons and US Sprint Communications. He holds a master's degree in business administration from Northwestern University's Kellogg Graduate School of Management and a bachelor's degree in business administration from Denison University.

M. Jay Romans*
Senior Vice President – Human Resources

Responsible for human resource strategies and systems.

Prior to joining Standard Register, he was President of Romans & Associates, a consulting firm specializing in creating high-performance work systems. Earlier he worked at Becton Dickinson, most recently as Worldwide Vice President of Human Resources for the Pre-Analytical Solutions Business, and he served as Director of Organization Effectiveness for Amoco Oil Company in Chicago. He holds a master's degree in educational psychology from Texas A&M University - Corpus Christi, and a Bachelor of Science degree from Kent State University.

Laurie A. Spiegelberg*
Vice President – Corporate Communications

Responsible for employee communications, investor relations, public relations, and marketing communications.

Prior to joining Standard Register, she served as Vice President-Corporate Communications at Brady Corporation, an international identification solutions company. Her earlier roles included Global Communication and Public Relations Manager at GE Medical Systems. She holds a master's degree in business administration from Northwestern University's Kellogg Graduate School of Management and a bachelor's degree in journalism from the University of Wisconsin-Milwaukee.

Roy W. Begley, Jr.
Mr. Begley is Vice President and Investment Officer, Victory Capital Management, Inc., a wholly owned subsidiary of Key Corp.
– Chairman, Pension Advisory Committee; Member, Compensation Committee

F. David Clarke, III
Mr. Clarke is Chairman of the Board of Directors, Vice President and General Counsel of Clarke-Hook Corporation.
– Chairman, Compensation Committee; Member, Audit and Executive Committees; Chairman of the Board of Directors, SMARTworks.com, Inc.

Paul H. Granzow*
Mr. Granzow is co-trustee of the John Q. Sherman Trusts.
– Chairman of the Board of Directors of the Company; Chairman, Executive Committee

Graeme G. Keeping
Mr. Keeping is President of Information Resources Management Associates.
– Member, Pension Advisory Committee

Dennis L. Rediker*
Mr. Rediker is President and Chief Executive Officer of Standard Register.
– Member, Executive Committee; Ex-Officio member of all other committees of the Board of Directors except for the Audit Committee; Member, Board of Directors, SMARTworks.com, Inc.

Ann Scavullo
Ms. Scavullo is principal, Churchill Investor Services.
– Member, Compensation and Audit Committees

John J. Schiff, Jr.
Mr. Schiff is Chairman and Chief Executive Officer of The Cincinnati Insurance Company and Cincinnati Financial Corporation.
– Chairman, Audit Committee; Member, Pension Advisory Committee

John Q. Sherman, II
Mr. Sherman is a Manufacturers Representative, A. Rifkin Company.
– Member, Compensation and Pension Advisory Committees

* Elected Standard Register officer.

COMPANY CONTACTS

INDIVIDUAL SHAREHOLDER ASSISTANCE

Communications concerning change of address, lost certificates, ownership transfers and dividend checks should be sent to

Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 8218
Boston, MA 02266-8218
Phone: (800) 633-4236

Communications regarding other matters should be directed to
Kathryn A. Lamme
Vice President – Secretary and Deputy General Counsel
Standard Register
P.O. Box 1167
Dayton, OH 45401
Phone: (937) 221-1506
Fax: (937) 221-3431

INVESTMENT PROFESSIONALS AND FINANCIAL MEDIA

Inquiries by securities analysts, registered representatives, investment professionals and financial media about Standard Register – including requests for SEC or other shareholder information – should be directed to

Robert J. Cestelli
Associate Vice President – Investor Relations
Standard Register
P.O. Box 1167
Dayton, OH 45401
Phone: (937) 221-1304
Fax: (937) 221-1205
Email: robert.cestelli@standardregister.com

Laurie A. Spiegelberg
Vice President – Corporate Communications
Standard Register
P.O. Box 1167
Dayton, OH 45401
Phone: (937) 221-1230
Fax: (937) 221-1205
Email: laurie.spiegelberg@standardregister.com

GENERAL COUNSEL

Nicholas C. Hollenkamp
Dinsmore & Shohl LLP
50 East Third Street
Dayton, OH 45402

AUDITORS

Battelle & Battelle LLP
Certified Public Accountants
2000 West Dorothy Lane
Dayton, OH 45439

PRODUCT AND SERVICE INFORMATION

(800) 755-6405

INTERNET

www.standardregister.com
www.smartworks.com

SR
LISTED
NYSE



The Standard Register Company
600 Albany Street
Dayton, Ohio 45408

1-800-755-6405
www.standardregister.com
Form No. 2314-01
Printed in the U.S.A.

SR
LISTED
NYSE